U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             JANE BUTEL CORPORATION
                             ----------------------
                 (Name of Small Business Issuer in its charter)


                    FLORIDA                              65-0327060
        -------------------------------      ----------------------------------
        (State or other jurisdiction of     (I.R.S. Employer Identification No.)
        incorporation or organization)

                              125 Second Street NW
                              Albuquerque, NM 87102
                 -----------------------------------------------
                    (Address of principal executive offices)

                    Issuer's telephone number: (505) 243-2622
           ----------------------------------------------------------


           Securities to be registered under Section 12(b) of the Act:

                                      NONE

           Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK

                                     PART I
Item 1. Business.

We are filing this registration statement on Form 10-SB to register our common stock and thus become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934.

History

We were incorporated in the State of Florida in April 1992 under the name Institute for Strategic Business Development, Inc. to engage in the business of providing business consulting, planning and counseling services to small and medium sized businesses and as a resource center for business consultants. In December 1996 we acquired Earth Labs, Inc., a health and beauty aid company, and changed our name to Earth Labs, Inc. in January 1997. We cancelled the acquisition of this company later in 1997. In January 1999 we acquired a majority interest in U'i Hawaii, Inc., a Hawaii corporation, which was seeking to develop a line of skin care products. This company was unable to bring any products to market due to insufficient working capital and we sold it in 2002. In September 2002 we acquired Tex-Mex, Inc., a New Mexico corporation. In October 2002 we changed our name to Jane Butel Corporation.

Our Business

Through our wholly-owned subsidiary, Tex-Mex, Inc., we offer products and services promoting the cuisine and lifestyle of the Southwest, including the Jane Butel Cooking School in Albuquerque, New Mexico and Jane Butel's Southwestern Kitchen television show. We market Jane Butel's Southwestern cookbooks and videos and are the exclusive distributor of Pecos Valley spices. We plan to develop additional products and services such as a cooking club and publishing division and to establish the Jane Butel brand as the premier source of high quality information related to Southwestern cuisine and lifestyle.

Our offices are located at 125 Second Street NW, Albuquerque, New Mexico 87102 and our telephone number is 505-243-2622.

Although mainstream Americans seeking new and different tastes have made a number of ethnic or regional cuisines popular beyond their origins, in the late 1970's, the Southwestern taste was a distant third in popularity to Italian and Oriental (now Asian) cooking. The signs of the increasing popularity of Southwestern foods attracted Jane Butel's interest in the late 1970's while she was Vice President of Corporate Marketing at American Express. At that time she had already written the manuscript for her first Tex-Mex cookbook, which was published in 1980. She had been frequently tapped by food makers Ortega and Old El Paso for marketing assistance. She left her position with American Express in 1978 to establish Pecos Valley Spice Co. and to begin writing, consulting and teaching Southwestern cooking. In 1983, she opened the first vacation full-participation Southwestern cooking school in Santa Fe, New Mexico and moved it to Albuquerque, New Mexico in 1993.
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Jane has now written and published 16 Southwestern cookbooks and the Jane Butel
Cooking School has been cited as one of the four best in the world by Bon Appetit magazine, with a circulation of 1,230,626 per month. As a result of frequent appearances on such national TV shows as The Today Show, Good Morning America and Live! with Regis her status as an authority on Southwestern lifestyles and cooking has been established. Jane now has her own television series, "Jane Butel's Southwestern Kitchen", launching in the fall of 2002, on PBS.

Southwestern foods are now reported to be the most popular taste in America, according to Cahners Business Information in November 1999. In the U.S., tortillas now outsell all classes of breads1--including muffins and bagels. Margaritas outsell all other cocktails. Salsa is the second most popular condiment2 (ketchup is number one) and grossed $1.6 billion in 1999, an increase of 196% over 19983. Part of this popularity can be attributed to the healthful aspects of salsas, tortillas and Southwestern foods in general.

Our objective is to become a leading supplier of products, services and information related to Southwestern cuisine and lifestyle. Principal elements of our strategy include the following:

      o Expand awareness of the "Jane Butel" brand name as the premiere source of high quality information and products related to the Southwestern lifestyle and cuisine.

      o Leverage the "Jane Butel" brand name across a range of products and services related to the Southwestern lifestyle.

      o Expand our current services and products and introduce new ones on a timely basis.

Our Cooking School Programs

The Jane Butel Southwestern Cooking School has a variety of programs to teach Southwestern cuisine preparation. We have programs for both amateurs and the more experienced cooks. However, we are not a professional culinary arts training school and our programs are not designed to train professional chefs. Our courses teach both the history and techniques of Southwestern cuisine.

Our cooking school is located in the La Posada Hotel in Albuquerque, New Mexico, which has been designated as a National Historic Landmark. We also use our cooking school location as the production studio for our television programs.

Our courses include a week long program which is ideal for those attending our cooking school in conjunction with a vacation. The class meets three hours each day for five days for hands on instruction and two evenings when the class dines together at local restaurants in Albuquerque.
--------
1 Cahners Business Information, October 1999
2 Grocery Manufactures of America, December 1999
3 American Institute of Food Distribution, Inc. Food Institute Report,
  October 9,2000

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Luncheon consists of the dishes prepared by the students each morning. The class includes preparation of classic dishes as well as newer innovations and low-fat methods. The advanced week long class is designed for the more serious cook and features preparation of more complicated recipes in subjects such as menu planning, party presentation, Southwestern ingredients, low-fat versions of Southwestern favorites, plating and presentation and recipe development and construction.

Our weekend course begins with a cocktail reception Friday evening followed by a four hour full participation class and six hour sessions on the following Saturday and Sunday.

Single day classes are offered in such subjects as culinary techniques and more specialized techniques covering a single subject such as sauces, meats and vegetables. Traditional New Mexican cooking, Southwestern grilling, Quick and Easy and Lite cooking are also offered. We also teach the University of New Mexico Continuing Education full participation classes. We also offer "lunch and learn" programs which are demonstration programs rather than full participation programs.

The following table sets forth the fees for the major programs we offer:

Course                        Days              Tuition
------                        ----              -------
Full Participation week long    5              $1995, includes 5 nights lodging
based on double occupancy

Full Participation weekend      3              $  995, includes 3 nights lodging
based on double occupancy

Day class                       1              $  250
week long or weekend

Full participation session      1              $  150

Demonstration classes           1              $40 to $55, depending on class

All of our programs require payment in full prior to taking the course. We do not offer financial aid.

Our school features six cooking areas so we can accommodate up to 18 students in each of our full participation courses. In our full participation courses each student can produce each of our recipes since there are no more than three students at each of our fully equipped cooking areas. Our demonstration programs can accommodate up to 50 students.





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Additional programs

Besides our regularly scheduled courses, we also offer private group courses, team building classes, visiting chef demonstrations and culinary tours. Our week long courses are particularly geared towards vacationers seeking both instruction in Southwestern cooking and sightseeing in Albuquerque and Sante Fe. Because our classes are offered in the morning, this leaves time for such additional activities.

Retail sales

Jane Butel has authored 16 books on Southwestern cooking which are available for sale at our cooking school and our world wide website on the Internet. We purchase these books at author's discount from the publishers who are unaffiliated with Jane Butel Corporation. The retail area at the cooking school, which we call the Pantry features pure Pecos Valley Spice Co., chiles, herbs, spices, corn products, and hard-to-find equipment and gadgets for Southwestern cooking. Native pottery, Southwestern serving dishes and ready to eat items such as salsas are also stocked as well as the Jane Butel videos.

We also publish a catalog, which we call the Cookalog, which features most of the items available in the Pantry.

Jane Butel Cooking Videos

We have produced and offer for sale 12 videos each of which features preparation of Southwestern traditional menus. Information about Southwestern culture and history is presented along with preparation of the featured recipes. Each video is sold for $19.95 and the entire video collection is available for $199.95. They can be purchased at the school or on our web site.

Jane Butel's Southwestern Kitchen TV Series

Cooking shows have proven to be a popular staple on television, particularly the Public Broadcasting System stations, since the pioneering efforts of Julia Child. More recently, cable television networks have begun to offer food related programs, including at least one full time food channel and a number of lifestyle channels which feature food programs along with other offerings.

Jane Butel's Southwestern Kitchen TV series was developed after requests from public TV stations for Jane to do a show. The series features Jane's friendly, approachable style - proven successful in the over 4 million cookbooks she has sold and the reviews she received when the show was tested in Texas, Florida, North Carolina and Pennsylvania. Thirty shows have been completed and are in distribution.

The series was distributed first to America 1 Network, a 24 hour broadcast network that provides western and equestrian lifestyle based programming to over 130 broadcast affiliate stations across the U.S. and streaming video on its Internet site, starting December 1, 2001. PBS began airing the show September 7, 2002.
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We are responsible for the cost of producing the series and own all the rights to the shows. Under our agreement with America 1 Network, we receive 50% of revenues from advertising after payment of sales commissions and agency fees from sale of five minutes of commercial time on each half-hour show. Two minutes of commercial time are provided the affiliate station airing the show. Both we and the America 1 Network can sell the commercial time to sponsors and we coordinate bookings to avoid conflicts.

We have been invited by America 1 Network to develop infomercials with them, whereby they produce the commercial and we ship our products to the consumer. They would take 35% of the net sale for their portion, we would get the balance or 65% of the sale.

For the PBS Network, we have signed a distribution agreement with Association for Community Television on behalf of PBS station KUHT of Houston, Texas. KUHT acts as the presenting station of our show and offers it to other PBS stations. We are responsible for certain costs of promotion to the other PBS stations such as press kits and station relations. Commercial time is not generally sold on PBS stations. Rather, we offer a special edition of "Jane Butel's Southwestern Kitchen" cookbook through a toll-free telephone number. We pay KUHT $3.00 for each book sold until it has received $10,000 and then $1.50 until it has received a total of $30,000. KUHT will also receive 5% of the per book price which it remits to American Public Television. Public television stations may show the series for three years from the first release.


Plans for the future

We have plans to introduce new products and services in an effort to leverage the "Jane Butel" brand name across a range of products and services related to the Southwestern lifestyle. Our ability to introduce the following products and services is dependent upon our securing additional working capital. We have no current agreements to obtain working capital for such projects. Even if we are successful in introducing one or more of the following projects into the marketplace, there can be no assurance that they will result in revenues or profits to us.

Jane Butel's Southwestern Cooking Club

Our proposed Cooking Club will offer kits on a subscription basis to be sent every other month. Kits will start with a Jane Butel Cooking Video and the ingredients to create the recipes in a video. For example, the Bowl O' Red video will be coupled with the hard-to-find chiles, comino and blue corn flour--enough to feed a party of 30 or to create several meals at home. We believe that this program can join other successful subscription-based clubs and kits which are currently available in such areas as gardening, wine, coffee and other food products.

Do-it-yourself kits are a growing business nationwide. Martha Stewart Omnimedia is known to be successful at selling millions of home decorating kits.

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Jane Butel's Southwestern Cooking Club will explore other venues such as, children's cooking clubs, pet owner's clubs and clubs for other special interest groups.

Publishing Division

We plan to establish a publishing division to secure publishing contracts from major publishers, such as the Berkeley Publishing Group and Harmony, a division of Random House, both of which have published Jane's books and have requested more Jane Butel titles to publish. We are planning a series of cookbooks. Single subject books as well as specialty and "favorites" cookbooks are being developed from books and booklets Jane Butel has written but which are now out of print. The cookbooks will take advantage of Butel's best-selling, easy-to-follow style and popularity. The expanded visibility from the television show and increased publicity from the overall expansion of the business is projected to attract publishers and book buyers.

Pecos Valley Spice Co.

Pecos Valley Spice Co. founded in 1978 by Jane Butel offers pure, highest quality chiles, herbs, spices and hard-to-find ingredients and tools for Southwestern cooking. Products are offered for retail sale through "The Pantry" at the Cooking School and by mail order through the "Cookalog" and on the Internet. An exclusive distribution agreement has been developed between Jane Butel Corporation and Pecos Valley Spice Company for the production and marketing of Pecos Valley's products. Under such agreement, Jane Butel Corporation is the exclusive distributor for Pecos Valley Spice Company and purchases products at wholesale prices which we sell at the Pantry on the Internet and by catalog.

Consumer interest in Southwestern food products is strong and continues to grow as evidenced by The Internet Food Channel report in 1999 that states, "The continued national interest in bold, regional American flavors (such as Southwest, Cajun and Creole) by chefs, cookbook authors and consumers has helped the condiment and spicy-foods market to grow like wildfire in recent years." We believe Pecos Valley Spice Co. will benefit from this shift in American food habits. Pecos Valley plans a line of finished foods to include salsa and snack items. Kits, gift baskets and Southwestern seasoning mixes are also in development.

We operate three Internet websites. They are for the Jane Butel Southwestern Cooking School, Jane Butel's Southwestern Cooking Television show and Pecos Valley Spice Co. We plan to expand them to increase marketing and sales as well as develop more hyperlinks to related businesses.

Advertising and promotion

Our main method of promoting our products and services is through the continuing publicity generated by the cooking school, television show, and personal appearances of Jane Butel. Each person who has inquired about the school, the products or the show is maintained in a data base for continuous marketing, as well as the cross promotion of our various divisions, such as the offering of books, classes and spices in conjunction with our television show.

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Competition

All of our current and proposed operations compete with numerous other similar enterprises, including other cooking schools, food-related television shows and cookbooks. We believe that we can successfully compete based on the interest in Southwestern cuisine and Jane Butel's energy in promoting awareness of Southwestern cuisine and our products and services.

Employees

We currently have five full-time employees and five part-time employees.

Item 2.  Properties

Our facilities are at the La Posada Hotel were under a five year lease which expired in July 2002 has been extended on a month-to-month basis at a rental of $1,553.26 per month. We are seeking a larger facility for the school and television set, a laboratory for teaching techniques classes and for recipe and product development and space for all management to be housed in one centralized facility, but there can be no assurance that such larger facility will be available within our budget. If we lose our space at La Posada, we believe we could replace it in nearby facilities at comparable rental.

Item 3.  Managements Discussion and Analysis

The following discussion of our results of operations and liquidity and capital resources should be read in conjunction with our Financial Statements and related notes thereto appearing elsewhere in this registration statement.

Overview

We offer products and services promoting the cuisine and lifestyle of the Southwest, including the Jane Butel Cooking School in Albuquerque, New Mexico and Jane Butel's Southwestern Kitchen television show. We market Jane Butel's Southwestern cookbooks and videos and are the exclusive distributor of Pecos Valley spices.

Most of our revenue currently comes from the operation of our cooking school, including the tuition we charge and the sale of merchandise at the retail store operated in conjunction with our school.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THREE MONTHS
ENDED SEPTEMBER 30, 2001



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We had revenues of $50,819 during the three months ended September 30,
2002 compared to $103,300 for the three monts ended June 30, 2001. We believe this decrease was due to the lack of a full time salesperson available to convert leads and inquiries into paid tuitions during the 2002 quarter. Additionally, there was a general economic downturn resulting a decline in leisure travel in this period. This decline in revenue was accompanied by an increase in expenses in the 2002 quarter to $66,404 from the $48,258 in the 2001 quarter. As a result we incurred a net loss of $10,286 compared to net income of $36,042 in 2001.

YEAR ENDED JUNE 30, 2002 COMPARED TO YEAR ENDED JUNE 30, 2001

      We had revenues of $408,383 during the year ended June 30, 2002 compared to $202,979 in 2000. This increase was primarily due to increased attendance at our school resulting in greater revenues from both tuition and retail sales. Expenses increased only $77,598 or 39.4% in the 2002 period compared to the 2001 period even though total revenues increased by 101%. This is expected for a school where additional students do not require a commensurate increase in expenses. As a result we incurred net income of $92,381 for fiscal 2002 compared to a net loss of $12,621.

LIQUIDITY AND CAPITAL RESOURCES

      We had cash of $20,371 at September 30, 2002. However, our current liabilities were greater that our current current assets by $64,309 at such date.

In the opinion of management, taking into account our current revenue rate, available funds will satisfy our working capital requirements for the next twelve months. However, this opinion is based upon a continued impovement in the general economy and no occurences which may inhibit leisure travel. If such adverse conditions arise, we may require additional working capital or we will have to curtain some of our operations.

In order to carry out the expansion of the operations discussed herein we will require additional capital resources. This proposed expansion involves risks and uncertainties and there can be no assurance that, if they are undertaken, they will result in improvement to our revenues and profits. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then our program to expand our operations will not occur.

In the event that we generate significant revenues and expand our operations, then we may need to hire additional employees or independent contractors as well as purchase or lease additional space and equipment.

Risk Factors

We have identified the following as the major risks facing our business.

      WE HAVE NO ARRANGEMENTS OR SOURCES OF ADDITIONAL CAPITAL AND MAY HAVE TO CURTAIL OUR OPERATIONS IF ADDITIONAL CAPITAL IS NEEDED BUT IS NOT AVAILABLE.

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      Although we had net income in 2002 we lost money in 2001 and in the three months ended September 30, 2002. If we were to continue lose money due to reduced attendance at our cooking school or increased expenses we would require additional capital to maintain operations. There can be no assurance that we can obtain additional capital if this pattern continues. We may have to curtail our operations if we do not have sufficient funds to pay for the expenses of operating our business.

      DEPENDENCE ON THE SERVICES AND IMAGE OF JANE BUTEL

      Our operations are substantially reliant on the availability of the services and image of Jane Butel. In the event she were unable to continue to provide her services to us, we may not be able to continue our operations. We have no employment contract with Jane Butel and do not have a life insurance policy on her.

      WE ARE DEPENDENT ON THE LEISURE TRAVEL MARKET

      A number of our students attend our cooking school in conjunction with a vacation. If the leisure travel market were to be disrupted due to economic conditions or reluctance of people to travel due to hostilities or renewed terrorism, our revenues would be reduced.

Item 4.  Security Ownership Of Certain Beneficial Owners And  Management.

The following table sets forth, as of October 29, 2002, the beneficial ownership of our common stock by (i) the only persons who own of record or are known to own beneficially, more than 5% of our common stock; (ii) each of our directors and executive officers; and (iii) all directors and officers as a group.

                                                            Percent of
                              Number of                     Outstanding
Name                          Shares                        Common Stock
----                          ---------                     ------------
Jane Butel                    13,512,450                          60%
125 Second St., NW
Albuquerque, NM 89102

Barbera Venture Capital(1)     3,260,870                        14.5%
1525 Fifth Street
Manhattan Beach, CA 90266

C. Rowland Hanson              2,608,695                        11.6%
1525 Fifth Street
Manhattan Beach, CA 90266


All directors and officers

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as a group (1 person)        13,512,450                          60%

      (1) The principal of Barbera Venture capital is Sal La Barbera.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The following are our directors and executive officers:

      Name              Position
      ----              --------
      Jane Butel        President and director

Jane Butel, age 64, has been President, CEO and director of Tex-Mex, Inc. since June 1992. She has been president and director of Jane Butel Corporation since September 2002.

Our directors are elected yearly and hold office until the next annual meeting of shareholders and the election and qualification of their successors.

Our officers are elected annually by the board of directors and may be replaced or removed by the board at any time. Our directors are elected by our shareholders annually and serve until the election and qualification of their successors or their earlier resignation or removal.

Board of Director Committees

Our board has not yet established any committees.

Item 6Executive Compensation.

Summary Compensation Table

The following table sets forth the total compensation paid to the persons who served as our chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.






                                                               Other Annual
Principal Position            Year        Salary      Bonus    Compensation
---------------------------------------------------------------------------
Jane Butel , President        2001          -0-        -0-             -0-
                              2000          -0-        -0-             -0-
                              1999          -0-                        -0-

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Director Compensation

No fees are paid for director services.

Executive Employment Agreements

We have no written employment agreements with our executive officer.

Item 7.  Certain Relationships and Related Transactions.

We purchase the cookbooks authored by Jane Butel from the various publishers of such books at standard author's discount prices. Jane Butel receives royalties from the publishers from the sales of such books to Jane Butel Corporation and other purchasers from the publishers.

Pecos Valley Spice Co. is owned by Jane Butel and other persons. Accordingly, Ms. Butel may benefit from her ownership in Pecos Valley Spice Co. which does business with Jane Butel Corporation as discussed above. In addition Jane Butel Corporation holds a promissory note from Pecos Valley Spice Co. in the amount of $12,894.00 which is payable on demand or on June 30, 2003 which occurs earlier. We do not charge Pecos Valley Spice Co.any interest on any such promissory note.

Jane Butel's shares in Tex Mex, Inc. were received for services to the Corporation valued at $69,489.00 and 10 years work in lieu of salary.

We owe Jane Butel $244,098.00 for borrowed money. We issued a note to Jane Butel on June 22, 2002. The note is payable on July 1, 2007 with interest at 6.97%.

We believe that all transactions with Jane Butel, Pecos Valley Spice Co., and the publisher of Jane Butel's cookbooks were made on terms no less favorable to us than those available from unaffiliated parties.

Item 8.     Description of Securities.

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, $001 par value per share. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common stockare entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for payment of the rights of each class of outstanding preferred stock, if any, having preference over the Common stock in the event of liquidation. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common stock are fully paid and nonassessable.
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Preferred Stock

The Company is authorized to issue 2,500,000 shares of preferred stock, $1.00 par value per share, in one or more classes with the relative rights, preferences and limitations of each class to be determined by the Board of Directors at the time of authorization of any such class of preferred stock. As of the date of this prospectus no shares of preferred stock have been issued. The ability of the board of directors to issued preferred stock could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of Jane Butel Corporation if shares of preferred stock were issued with rights which made it more difficult for an acquirer of our common stockto gain control of the board of directors. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.



                                   PART II

Item 1 Market Price of and Dividends of the Registrant's Common Equity and other Shareholder Matters.

There is no public trading market for our common stock. Management's strategy is to seek to have the common stock trade on the over-the-counter market and quoted on the OTC Bulletin Board as soon as practicable. However, to date we have not solicited any broker/dealers to become market- makers of our common stock. There can be no assurance that an active trading market for the common stock will develop or be sustained.

THE PENNY STOCK RULES

      The Securities and Exchange Commission has adopted regulations which generally define a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares fall within the definition of a penny stock following the distribution, they will become subject to rules that impose additional sales practice requirements on broker- dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the

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securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market .. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The penny stock rules may restrict the ability of broker-dealers to sell our securities and may affect the ability of our shareholders to sell our shares in the secondary market.

There are no restrictions on the payment of dividends. However we have not paid any dividends and there is no present plan to do so.

As of October 29, 2002 there were approximately 82 holders of record of our common stock.

Item 2 Legal Proceedings.

We are not currently subject to any material pending or threatened litigation.

Item 3 Changes In and Disagreements With Accountants.

None.

Item 4.  Recent Sales of Unregistered Securities.

The following securities were issued within the last three years without registration under the Securities Act of 1933.

In August 2002 we issued 700,000 shares of our common stock to 16 persons who were minority shareholders of U'i Hawaii, Inc. When they purchased their shares in U'i Hawaii, Inc. in a private placement in January 1999 their shares were to convert to shares of Earth Labs, Inc. (now Jane Butel Corporation). The U'i Hawaii, Inc.shares were issued pursuant to an exemption from registration under the Securities Act of 1933 under Section 4(2) of the Act. The shareholders signed an investment letter acknowledging their shares were not registered and were offered the opportunity to meet with our officers and inspect the books and records.

In September 2002 we issued 13,512,450 shares of our common stock to Jane Butel in exchange for all of the issued and outstanding shares of Tex-Mex, Inc. These shares were issued without registration under the Securities Act of 1933 pursuant to the exemption from registration under Section 4(2) of the Act. In connection with the issuance of these shares the shareholder was offered full access to our books, records and financial information and had the opportunity to discuss the investment with officers of the company. The shareholder acknowledged that the shares were being acquired for investment and not for distribution and that such shares would be issued without registration under the Securities Act of 1933. The shareholder further agreed that the shares being acquired would not be sold or transferred without being registered under the Securities Act of 1933 or pursuant to an exemption from such registration. The certificates for the shares contained a legend referring the restrictions on sale or transfer and the transfer agent has been notified not to allow a transfer of the shares.

Item 5.  Indemnification.

Since we are incorporated in the State of Florida, the Florida Business Corporation Act governs the indemnification provisions of Jane Butel Corporation.

Subsection (1) of Section 607.0850 of the Florida Business Corporation Act ("BCA") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (2) of Section 607.0850 of the BCA empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought, or any other court of competent jurisdiction, shall determine that despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

BCA Section 607.0850 further provides that indemnification provided for by
Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in the capacities set forth above, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

Our Articles of Incorporation and By-laws provide that we will indemnify those persons entitled to be indemnified, to the fullest extent permitted by the BCA.

                              Financial Statements



Board of Directors
Jane Butel Corporation

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------
I have audited the accompanying balance sheet of Jane Butel Corporation (Company) (formerly Earth Labs Inc.) as of June 30, 2002 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the twelve month period ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited operations currently and suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. This is further explained in Note 5 in the notes to financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2002 and the results of its operations and its cash flows for the twelve month period ended June 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.

                             /s/ Clyde Bailey PC
                               Clyde Bailey P.C.
San Antonio, Texas
October 17, 2002

                             Jane Butel Corporation
                           (formerly Earth Labs Inc.)
                                  Balance Sheet

                                                               -------- -----------------
                                                                     As of June 30
                                                                  2002         2001
                                                               -------- -----------------
                                   A S S E T S
                                  -------------

Current Assets
--------------
  Cash                                                         $      0    $            0
             Total Current Assets                                     0                 0

             Total Assets                                      $      0    $            0
                                                               ========    ==============

                              L I A B I L I T I E S
                             -----------------------
Current Liabilities
-------------------
  Other Current Liabilities                                           0                 0

                                                               --------    --------------
        Total Current Liabilities                                     0                 0


  Commitments and Contingencies                                    0.00                 0

                      S T O C K H O L D E R S ' E Q U I T Y
                      -------------------------------------

Preferred Stock:
          2,500,000 authorized shares, $.001 par value no shares outstanding

Common Stock                                                      8,308             8,308
          50,000,000 authorized shares, $.001 par value
          8,308,300 shares issued and outstanding
Additional Paid-in-Capital                                        7,956             7,956
Accumulated Deficit                                             (16,264)          (16,264)
                                                                --------     --------------

        Total Stockholders' Equity (Defict)                           0                 0
                                                                --------     --------------

        Total Liabilities and Stockholder's Equity                    0                 0
                                                                ========     ==============


The accompanying notes are integral part of consolidated financial statements.

                                       F-2


                      Jane Butel Corporation
                    (formerly Earth Labs Inc.)
                     Statement of Operations



                                                   -------------   -------------
                                                               For the

                                                            Twelve Months

                                                            Ending June 30

                                                        2002            2001
                                                   -------------   -------------

Revenues:
---------
   Revenues                                        $           0   $           0

                                                   -------------   -------------
      Total Revenues                               $           0   $           0

Expenses:
---------
   Operating Expenses                                          0               0
                                                   -------------   -------------

      Total Expenses                                           0               0

      Net                                          $           0   $           0


Provision for Income
--------------------
   Income Tax Benefit/(Expense)                                                0
                                                   -------------   -------------

      Net Income (Loss)                            $           0   $           0
                                                   =============   =============


Basic and Diluted Loss Per Common Share                     0.00            0.00
                                                   -------------   -------------

Weighted Average number of Common Shares               8,308,300       8,308,300
                                                    ============   =============
   used in per share calculations


                                     F-3
The accompanying notes are integral part of consolidated financial statements.





                             Jane Butel Corporation
                           (formerly Earth Labs Inc.)
                        Statement of Stockholders' Equity
                               As of June 30, 2002




                                       $0.001      Paid-In    Accumulated  Stockholders'
                             Shares   Par Value    Capital      Deficit       Equity
                           ---------  ---------   ---------- ------------- ----------


Balance, June 30, 2000     8,308,000  $   8,308        7,956 $    (16,264) $        0

                                   0          0            0                        0

Net Income  (Loss)                                                       0          0

                           ---------  ---------  ----------- ------------- ----------

Balance, June 30, 2001     8,308,000      8,308        7,956      (16,264)          0
                           =========  =========  -========== ============= ==========


Net Income  (Loss)                                                       0          0
                           ---------  ---------   ---------- ------------- ----------
Balance June 30, 2002      8,308,000      8,308        7,956      (16,264)          0
                           =========  =========  =========== ============= ==========


                                        F-4
The accompanying notes are integral part of consolidated financial statements.





                             Jane Butel Corporation
                           (formerly Earth Labs, Inc.)
                             Statement of Cash Flows

                                                                     -------------   ------------
                                                                               For the
                                                                         Twelve Months Ended
                                                                               June 30
                                                                         2002           2001
                                                                     -------------   ------------

Cash Flows from Operating Activities:
-------------------------------------
    Net Income (Loss)                                                 $           0   $          0

    Changes in operating assets and liabilities:

                                                                      -------------   ------------
            Total Adjustments                                                     0              0
                                                                      -------------   ------------

Net Cash (Used in) Provided From Operating Activities                 $           0   $          0


Cash Flows from Investing Activities:
-------------------------------------
                                                                                  0              0
                                                                      -------------   ------------

Net Cash Used in Investing Activities                                 $           0   $          0


Cash Flows from Financing Activities:
-------------------------------------

                                                                      -------------   ------------
Net Cash Provided for Financing Activities                            $           0   $          0
                                                                      -------------   ------------

Net Increase (Decrease) in Cash                                       $           0   $          0

Cash Balance, Begin Period                                                        0   $          0
                                                                      -------------   ------------

Cash Balance, End Period                                              $           0   $          0
                                                                      =============   ============


Supplemental Disclosures:
      Cash Paid for interest                                          $           0   $          0
      Cash Paid for income taxes                                      $           0   $       0.00

                                       F-5
The accompanying notes are integral part of consolidated financial statements.

                              Jane Butel Corporation
                         (a Development State Enterprise)
                           Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies

Organization

Jane Butel Corporation ("the Company") (formerly Earth Labs Inc.) was incorporated under the laws of the State of Florida in April 1992 as Institute for Strategic Business Development, Inc. for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Florida. The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 8,308,300 shares issued and outstanding as of June 30, 2002. The Company has designation 2,500,000 as preferred stock and 50,000,000 as common stock. Both classes of stock have a par value of $.001.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, "little" revenue has been derived during the organizational period.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation Plans

The Company accounts for all transactions under which employees, officers and directors receive shares of stock or options in the Company in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), under which no compensation cost is recognized. The Company adopted

                             Jane Butel Corporation
                        (a Development State Enterprise)
                          Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies (con't)
-------------------------------------------------------------

Statements of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," for disclosure purposes, and has adopted the proforma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employee, officers and directors stock plan other than for options issued at an exercise price below market price, to non- employees for consulting services or to debt providers that had stock or options attached.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. The contracts that the Company receives are negotiated under a fixed contract and is usually is a short-term contract ranging from thirty to sixty days. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The Company has adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows. The Company believes that SAB 101 has been followed in the recognition of revenues.

Earnings per Common Share
-------------------------

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

                             Jane Butel Corporation
                        (a Development State Enterprise)
                          Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies (con't
------------------------------------------------------------
Segments of an Enterprise and Related Information
-------------------------------------------------

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Goodwill and Other Intangible Assets
------------------------------------

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 established accounting and reporting standards for business combinations and eliminates the pooling-of-interests method of accounting for combinations for those combinations initiated after July 1, 2001. SFAS No, 141 also includes new criteria to recognize intangible assets separately from goodwill. SFAS No. 142 establishes the accounting and reporting standards from goodwill and intangible lives. Goodwill and intangibles with indefinite lives will no longer be amortized, but, alternatively will be reviewed periodically for indicators of impairment. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company does not anticipate that the adoption of SFAS No. 141 and SFAS No. 142 will have a significant effect on its results of operations or financial position.

Note 2  -  Common Stock

The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 8,308,300 shares issued and outstanding as of June 30, 2002. The Company has designation 2,500,000 as preferred stock and 50,000,000 as common stock. Both classes of stock have a par value of $.001.

                             Jane Butel Corporation
                        (a Development State Enterprise)
                          Notes to Financial Statements

Note 3  -  Related Parties

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Income Taxes
---------------------

Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Going Concern
------------------------

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs that raise substantial doubt about its ability to continue as a going concern. The stockholders/officers and or directors have committed to advancing operating costs of the Company interest free to insure that the Company has enough operating capital over the next twelve months.

Note 6  -  Subsequent Events

On August 26, 2002, the Company entered into a Share Exchange Agreement with Tex-Mex Inc. (Tex-Mex), a New Mexico Corporation whereby the Jane Butel exchanged all of her shares in Tex- Mex Inc. for 13,512,450 shares of the Company. After the agreement is completed she will own 60% of the Company. The exchange agreement will be accounted for a recapitalization of subsidiary for accounting purposes.

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                          Independent Auditor's Report
                          ----------------------------

Board of Directors and Stockholders
Tex Mex, Inc.

We have audited the accompanying balance sheets of Tex-Mex, Inc. as of June 30, 2002, and 2001, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                    s/ Clyde Bailey PC
                                    Clyde Bailey P.C.
October 10, 2002


                                  Tex Mex, Inc.
                                  Balance Sheet
                                                                ------------   -----------
                                                                       As of June 30
                                                                    2002          2001
                                                                ------------   -----------
                                   A S S E T S
                                  ------------

     Current Assets
     --------------
       Cash                                                       $       0    $    17,755
       Inventory                                                     23,382         16,074
       Accounts Receivable net of allowance bad debt                  8,817         21,947
       Accounts Receivable - related part                            12,894              0
                                                                  ---------    -----------
             Total Current Assets                                    45,093         55,776

     Fixed Assets
     ------------
       Equipment                                                    114,095        114,095
       Leasehold Improvements                                        97,159         97,159
       Accumulated Depreciation                                    (137,437)      (110,855)
                                                                   ---------    -----------
             Total                                                   73,817        100,399

     Other Assets
     ------------
       Prepaid Expenses                                                0.00          8,900
       Deferred Tax Benefit                                               0          6,502
       Television Film Costs                                        280,789        280,789
       Videos and Website net of amortization                       186,409              0
                                                                  ---------    -----------
             Total Other Assets                                     467,198        296,191
                                                                  ---------    -----------
             Total Assets                                         $ 586,108    $   452,366
                                                                  =========    ===========

                              L I A B I L I T I E S
                              ---------------------
     Current Liabilities
     -------------------
       Cash Overdraft                                                2,690           0.00
       Accounts Payable                                             25,874         87,815
       Deferred Income Taxes                                         9,801              0
       Other Current Liabilities                                    40,594        109,364
       Notes Payable                                                30,000         30,171
       Accrued Settlements Payable                                  13,600         13,600

                                                                 ---------    -----------
             Total Current Liabilities                             122,559        240,949

     Long-Term Liabilities
     ---------------------
       Notes Payable - Related Party                               244,098        245,837
       Notes Payable                                               100,000              0
                                                                 ---------    -----------
             Total Long-Term Liabilities                           344,098        245,837
                                                                         0

                                                                 ---------    -----------
             Total Liabilities                                     466,658        486,786

       Commitments and Contingencies                                  0.00              0

The accompanying notes are integral part of consolidated financial statements
                                      F-10



                      S T O C K H O L D E R S ' E Q U I T Y
                      -------------------------------------


     Common Stock                                                    0              0

        5,000,000 authorized shares, no par value
        200,000 and 100,000 shares issued and outstanding

     Additional Paid-in-Capital                                  69,489          8,000
     Accumulated Deficit                                         49,961        (42,420)
                                                              ---------    -----------
            Total Stockholders'(Deficit)                        119,450        (34,420)
                                                              ---------    -----------
            Total Liabilities and Stockholders' Equity          586,108        452,366
                                                              =========    ===========



                                       F-11



                                  Tex Mex, Inc.
                             Statement of Operations


                                                            --------------  -------------
                                                                For the        For the
                                                                  Year           Year
                                                            Ending June 30  Ending June 30
                                                            --------------  --------------
                                                                 2002          2001
                                                            --------------  --------------

Revenues:
   Revenues                                                   $   408,383      $   202,979
                                                            --------------  --------------
      Total Revenues                                          $   408,383      $   202,979

Expenses:
   Cost of Sales                                                   85,161           48,532
   Paryoll Expenses                                                49,043           38,852
   Occupancy Costs                                                 21,697           24,360
   Professional Fees                                                4,204            5,207
   Interest Expense                                                31,836           11,102
   Depreciation and Amortization Expense                           36,393           24,180
   Operating Expenses                                              71,366           69,868
                                                            --------------   --------------

      Total Expenses                                              299,699          222,101

      Net Income (Loss) from Operations                       $   108,684       $  (19,122)


Provision for Income Taxes:

   Income Tax Benefit/(Expense)                                   (16,303)           6,502
                                                            --------------   --------------

      Net Income (Loss)                                       $    92,381       $  (12,621)
                                                            ==============   ==============


Basic and Diluted Loss Per Common Share                              0.72            (0.13)
                                                            --------------   --------------

Weighted Average number of Common Shares                          129,167          100,000
                                                            ==============   ==============
used in per share calculations


The accompanying notes are integral part of consolidated finanical statements.
                                       F-12





                                  Tex Mex, Inc.
                        Statement of Stockholders' Equity
                          As of June 30, 2002 and, 2001




                                                      Common     Paid-In      Deficit      Stockholders'
                               Shares    NoPar Value  Stock      Capital    Accumulated       Equity
                             ---------  ---------     ---------  ---------  -----------    -------------


Balance, June 30, 2001        100,000  $       0  $       0      8,000      $  (29,799)       $(21,799)

                                    0          0                     0                               0

Net Income  (Loss)                                                             (12,621)        (12,621)

                             ---------  ---------  ---------- ---------     -----------      ------------

Balance, June 30, 2001        100,000          0          0      8,000         (42,420)        (34,420)
                             ---------  ---------  ---------- ---------     -----------      ------------


Issuance of No Par Stock      100,000                           61,489               0          61,489

Net Income  (Loss)                                                              92,381          92,381
                             ---------  ---------  ---------- ---------     -----------      ------------
                              200,000  $    0.00  $       0     69,489       $  49,961       $ 119,450
                             =========  =========  ========== =========     ===========      ============


The accompanying notes are integral part of consolidated financial statements.

                                        F-13




                                  Tex Mex, Inc.
                             Statement of Cash Flows



                                                                          -----------   ---------
                                                                            For the      For the
                                                                          Year Ended    Year Ended
                                                                            June 30      June 30
                                                                          -----------   ---------
                                                                              2002         2001
                                                                          -----------   ---------


     Cash Flows from Operating Activities:

       Net Income (Loss)                                                 $    92,381   $(12,621)

       Changes in operating assets and liabilities:
          Depreciation Expense                                                26,582     24,180
          Amortization Expense                                                 9,811          0
          (Increase)/Decrease Account Receivable                              13,130    (10,952)
          (Increase)/Decrease Account Receivable Related Party               (12,894)
          Increase in Inventory                                               (7,308)    (7,025)
          (Increase)/Decrease Prepaid Expenses                                 8,900
          Increase/(Decrease) Accounts Payable                               (61,941)    42,207
          Increase/(Decrease) Deferred Taxes Payable                          16,303     (6,502)
          Increase in Other Current Liablities                               (68,770)    90,357

                                                                          -----------   ---------
             Total Adjustments                                               (76,187)   132,265
                                                                          -----------   ---------

     Net Cash (Used in) Provided From  Operating Ac$ivities              $    16,194   $119,644


     Cash Flows from Investing Activities:

       Purchase of Equipment                                                       0     (3,697)
       Production of Videos & Website                                       (136,469)         0
       Television Production Costs                                                 0   (114,971)
                                                                         -----------   ---------

     Net Cash Used in Investing Activities                               $  (136,469) $(118,668)


     Cash Flows from Financing Activities:

       Note Payable                                                           99,829      2,160
       Settlements Payable                                                         0     13,600

                                                                         -----------   ---------
     Net Cash Provided for Financing Activities                          $    99,829  $  15,760
                                                                         -----------   ---------

     Net Increase (Decrease) in Cash                                     $  (20,445)  $  16,736

     Cash Balance,  Begin Period                                             17,755   $   1,019
                                                                         -----------   ---------

     Cash Balance,  End Period                                           $   (2,690)  $  17,755
                                                                         ===========   =========


     Supplemental Disclosures:
       Cash Paid for interest                                            $   17,190   $   5,047
       Cash Paid for income taxes                                        $        0   $    0.00

The accompanying notes are integral part of consolidated fianancial statements.
                                      F-14


                                  TEX MEX, Inc.
                          Notes to Financial Statements

Note 1- Basis of Presentation and summary of significant accounting policies

Organization
TEX MEX, Inc. ("the Company") was incorporated under the laws of the State of New Mexico on July 03, 1992 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of New Mexico. The company has a total of 5,000,000 authorized common shares with a no par value and with 100,000 shares issued and outstanding as of June 30, 2001 and with 200,000 shares issued and outstanding as of June 30, 2002.

Use of estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
---------------------------
The consolidated financial statements include the accounts of the Company and its sister company Jane Butel Corporation a New Mexico corporation (incorporation date: March 17, 2000). All significant inter-company transactions have been eliminated in consolidation.

Television Series Production
----------------------------
The company incurred costs in the production and the development of a television series. These costs have been capitalized in accordance with Statement of Financial Accounting Standards No. 53 (SFAS 53). These capitalized costs are amortized using the individual film method forecast method whereby expense is recognized in proportion to the current years revenues based upon management's estimate of future revenues. Revenue and costs forecasts for television series are regularly reviewed by management and revised when warranted by changing market conditions. As of June 30, 2001 and 2002, amortization expenses have not been recorded since revenues have not been recognized for these periods. Accordingly, these costs will be amortized in related periods with revenues are generated in accordance with SFAS 53.

Videos
------
The company has capitalized costs associated with the production of 12 cooking video's averaging 40 minutes in length and has amortized these costs over a ten year period ,since no revenues could be readily estimated from the use of such videos.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when services and products have been completed and delivered and expenses when incurred on the related services and products. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The Company adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows. The Company believes that SAB 101 has been followed in the recognition of revenues.

                                    TEX MEX, Inc.
                            Notes to Financial Statements

Note 1- Basis of Presentation and summary of significant accounting policies
----------------------------------------------------------------------------
cont'd
------

Barter Transactions
-------------------
The company has recorded the acquisition of certain asset in accordance with FAS-63, Accounting for Nonmonetary Transactions. FAS-63 requires the reporting of liabilities if such assets have been received prior to the date that commercials or credits have been aired.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation. The Company does not have any dilutive securities as of June 30, 2002.

Recent Accounting Pronouncements
--------------------------------

Segments of an Enterprise and Related Information
-------------------------------------------------

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Goodwill and Other Intangible Assets
------------------------------------

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 established accounting and reporting standards for business combinations and eliminates the pooling-of-interests method of accounting for combinations for those combinations initiated after July 1, 2001. SFAS No, 141 also includes new criteria to recognize intangible assets separately from goodwill. SFAS No. 142 establishes the accounting and reporting standards from goodwill and intangible lives. Goodwill and intangibles with indefinite lives will no longer be amortized, but, alternatively will be reviewed periodically for indicators of impairment. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company does not anticipate that the adoption of SFAS No. 141 and SFAS No. 142 will have a significant effect on its results of operations or financial position.

                                  TEX MEX, Inc.
                          Notes to Financial Statements

Note 1- Basis of Presentation and summary of significant accounting policies
----------------------------------------------------------------------------
cont'd
------

Impairment of Long-Lived Assets
-------------------------------

The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Note 2  -  Common Stock

When the Company was originally incorporated, the Company issued 100,000 shares were issued to Jane Butel. The shares were record at $8,000 for services rendered to the Company.

In March of 2002, the Company issued another 100,000 shares to Jane Butel that was recorded at $61,489 for services rendered to the Company in lieu of salary.

The common stock is record with a no par value.

Note 3  -  Note Payable - Related Parties

The Company entered into a promissory note payable with Jane Butel, individually, on June 28, 2002 in the amount of $244,098. The note matures on July 1, 2007 with accrued interest at the rate of 6.97% in the amount of $8,201 as of June 30, 2002.

Note 4 - Notes Payable
----------------------

The company executed a note payable on February 9, 2001 for one hundred thousand dollars ($100,000) payable to James and Lila Dickey at six percent (6%) per annum. Interest on the note is due in monthly installments and the principal matures on Februrary 10, 2003. The note is secured by receivables from the direct sale of cookbooks, from the TV Series, Jane Butel's Southwestern Kitchen
..

On November 28, 2001 the company entered into a note for $27,000 payable to James Dickey. This note is a demand note. The company agreed to pay $5.00 per cookbook of the Jane Butel's Southwestern Kitchen until the full amount has been paid.

As of June 30, 2002, the company is also indebted to two unrelated individuals for $1,000 and $2,000 respectively.

Note 5  -  Related Parties

There exist related party relationships with Jane Butel in the form of a Note Payable in the amount of $244,098 and principal stockholder and officer.

Also, there exists a related party relationship with Pecos Valley Spice Company in the form of a Note Receivable and sale of spice products to the Company's customers.

                                  TEX MEX, Inc.
                          Notes to Financial Statements

Note 6  -  Note Receivable - Related Party

The Company entered into a promissory note receivable with Pecos Valley Spice Company in the amount of $ 12,894. The note is a demand notes and matures on June 30, 2003.

Note 7  -  Lease

The Company entered into a lease agreement with the LaPosada Hotel in Albuquerque, New Mexico for 1,400 square feet office and cooking school space. The lease was originally signed in June 1997 and covered the term from July 1, 1997 to June 30, 2002 at the rate of $1,500 per month. Since the lease has expired, the Company is currently extended the lease on a month to month basis.


Note 8 - Income Taxes
---------------------

Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non- current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 9 - Commitment and Contingencies

The Company reached a settlement agreement with Peppercreek Farms Inc. in a court case in Oklahoma City, Oklahoma. The settlement agreement calls for a payment of $13,600 to be paid by January 5, 2003. The Company has not recognized any other commitments or contingencies at this time.

Note 10 - Subsequent Events

On August 15, 2002, the Company entered into a Share Exchange Agreement with Jane Butel Corporation ("Jane Butel"), formerly Earth Labs Inc., a Florida Corporation whereby the Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of Jane Butel. After the agreement is completed she will own 60% of Jane Butel. The exchange agreement will be accounted for a recapitalization of subsidiary for accounting purposes.

There are no subsequent events that warrant disclosure in these financial statements.




                    Jane Butel Corporation
                  (formerly Earth Labs Inc.)
                         Balance Sheet

                                                           -----------   -----------
                                                           September 30    June 30
                                                               2002          2002
                                                           -----------   -----------
                           A S S E T S
                           -----------

  Current Assets
  --------------
     Cash                                                 $    20,371    $        0
     Inventory                                                 24,143        23,382
     Accounts Receivable net of allowance for debt             21,696         8,817
     Accounts Receivable - related party                       13,194        12,894
                                                          -----------    ----------
         Total Current Assets                                  79,404        45,093

  Fixed Assets
  ------------
     Equipment                                                114,095       114,095
     Leasehold Improvements                                    97,159        97,159
     Accumulated Depreciation                                (144,082)     (137,437)
                                                          -----------    ----------
         Total Fixes Assets                                    67,172        73,817

  Other Assets
  ------------
     Television Film Costs                                    280,789       280,789
     Videos and Website net of amortization                   183,956       186,409
                                                          -----------    ----------
         Total Other Assets                                   464,745       467,198
                                                          -----------    ----------
         Total Assets                                     $   611,322    $  586,108
                                                          ===========    ==========

                      L I A B I L I T I E S
                      ---------------------

  Current Liabilities
  -------------------
     Cash Overdraft                                                 0         2,690
     Accounts Payable                                          42,349        25,874
     Deferred Income Taxes                                      4,502         9,801
     Other Current Liabilities                                 22,762        40,594
     Notes Payable                                             60,500        30,000
     Accrued Settlements Payable                               13,600        13,600

                                                          -----------     ----------
         Total Current Liabilities                            143,713       122,559

  Long-Term Liabilities
  ---------------------
     Notes Payable - Related Party                            257,744       244,098
     Notes Payable                                            100,000     1  00,000
                                                          -----------     ----------
         Total Long-Term Liabilities                          357,744       344,098
                                                                    0

                                                          -----------     ----------
         Total Liabilities                                    501,457       466,658

     Commitments and Contingencies                               0.00             0


                                        F-19




                   S T O C K H O L D E R S ' E Q U I T Y
                   -------------------------------------

  Preferred Stock
     2,500,000 authorized stock, $.001 par value                 0.00           0.0
     no shares outstanding
  Common Stock                                                 22,520         8,308
        50,000,000 authorized shares, no par value
        23,520,750 and 8,308,300 issued and outstanding

  Additional Paid-in-Capital                                   47,669        61,181
  Accumulated Surplus                                          39,675        49,961
                                                          -----------    ----------

         Total Stockholders' Equity (Deficit)                 109,864       119,450
                                                          -----------    ----------

         Total Liabilities and Stockholders' Equity           611,322       586,108
                                                          ===========    ==========



                                        F-20




                             Jane Butel Corporation
                           (formerly Earth Labs Inc.)
                             Statement of Operations



                                                       -------------   -------------
                                                          For the         For the
                                                       Three Months    Three Months
                                                     Ending September  Ending September
                                                       -------------   -------------
                                                            2002            2001
                                                       -------------   -------------

Revenues:
   Revenues                                          $      50,819    $     103,300

                                                        -------------   -------------
              Total Revenues                         $      50,819    $     103,300

Expenses:
   Cost of Sales                                            15,338           14,065
   Paryoll Expenses                                         14,361            7,252
   Occupancy Costs                                           4,660            4,500
   Professional Fees                                         5,829              328
   Interest Expense                                          6,242              873
   Depreciation and Amortization Expense                     9,099            9,045
   Operating Expenses                                       10,875           12,195
                                                        -------------   -------------

              Total Expenses                                66,404           48,258

              Net Income (Loss) from Operations         $  (15,585)   $      55,042

                                                                 0
Provision for Income Taxes:

   Income Tax Benefit/(Expense)                               5,299         (18,714)
                                                       -------------    -------------

              Net Income (Loss)                        $    (10,286)   $     36,327
                                                       =============    =============


Basic and Diluted Loss Per Common Share                       (0.08)           0.36
                                                       -------------   -------------

Weighted Average number of Common Shares                    129,167         100,000
                                                       =============   =============
   used in per share calculations


                                          F-21







                                   Jane Butel Corporation
                                 (formerly Earth Labs Inc.)
                             Statement of Stockholders' Equity
                                  As of September 30, 2002



                                                       Common    Preferred   $0.001    Paid-In   Accumulated Stockholders
                                                       Shares      Stock    Par Value  Capital    Surplus      Equity
                                                     ---------  ---------  --------- ---------- ----------   ----------


Balance, June 30, 2002                               8,308,300          0      8,308      7,956   (16,264)   $        0

Stock Issued for Services                              700,000                   700                                700

Effect of Recapitalization of Subsidiary
August 15, 2002                                     13,512,450                13,512     39,713     66,225      119,450

   Net Income  (Loss)                                                        (10,286)   (10,286)
                                                     ---------  ---------   --------- ---------- ----------   ----------
   Balance, September 30, 2002                      22,520,750         0   $  22,520     47,669     39,675      109,864
                                                     =========  =========   ========= ========== ==========   ==========



                                          F-22









                             Jane Butel Corporation
                           (formerly Earth Labs Inc.)
                             Statement of Cash Flows



                                                             -------------------    ------------------
                                                                  For the                For the
                                                             Three Months Ended      Three Months Ended
                                                                September 30            September 30
                                                             -------------------     ------------------
                                                                      2002                  2001
                                                             -------------------     ------------------


Cash Flows from Operating Activities:

    Net Income (Loss)                                        $          (10,286)      $           36,327

    Changes in operating assets and liabilities:
         Depreciation Expense                                             6,445                    6,045
         Amortization Expense                                             2,453                        0
         Common Stock Issued for Services                                   700                        0
         (Increase)/Decrease Account Receivable                          (2,879)                  (9,345)
         (Increase)/Decrease Account Receivable Related Party              (300)                 (20,000)
         Increase in Inventory                                             (761)                  (2,997)
         increase/(Decrease) Accounts Payable                            16,476                  (12,756)
         increase/(Decrease) Deferred Taxes Payable                       9,803                   18,714
         Increase/(Decrease)  in Other Current Liablities                (3,201)                   1,604

                                                             -------------------       ------------------
         Total Adjustments                                               29,036                  (18,735)
                                                             -------------------       ------------------

Net Cash (Used in) Provided From  Operating Activites        $           18,750       $           17,592


Cash Flows from Investing Activities:

    Decrease Related Party Notes Receivable                              (4,448)                       0
                                                                              0                        0
                                                             -------------------       ------------------

Net Cash Used in Investing Activities                        $           (4,448)      $                0


Cash Flows from Financing Activities:

    Note Payable                                                         30,500                   (2,897)
    Settlements Payable                                                       0                        0

                                                             -------------------       ------------------
Net Cash Provided for Financing Activities                  $            30,500       $           (2,897)
                                                             -------------------       ------------------

Net Increase (Decrease) in Cash                             $            44,802       $           14,695

Cash Balance,  Begin Period                                              (2,690)      $           17,755
                                                             -------------------       ------------------

Cash Balance,  End Period                                   $            20,371       $           32,450
                                                             ===================       ==================

                                                            $            23,061
Supplemental Disclosures:
    Cash Paid for interest                                  $             6,242       $              873
    Cash Paid for income taxes                              $                 0       $             0.00
    Common Stock Issued for Services                        $               700       $             0.00


                                          F-23






                             Jane Butel Corporation
                          Notes to Financial Statements
                               September 30, 2002

Note 1  -  Summary of Significant Accounting Policies

Organization

Jane Butel Corporation ("the Company") (formerly Earth Labs Inc.) was incorporated under the laws of the State of Florida in April 1992 as Institute for Strategic Business Development, Inc. for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Florida. The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 23,520,750 common shares issued and outstanding as of September 30, 2002. The Company has designation 2,500,000 as preferred stock and 50,000,000 as common stock. There are no preferred stock outstanding as of September 30, 2002. Both classes of stock have a par value of $.001. The fiscal year-end will be June 30.

Principles of Consolidation
---------------------------
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Tex-Mex Inc. a New Mexico corporation (incorporation date: July 3, 1992). All significant inter-company transactions have been eliminated in consolidation.

Television Series Production
----------------------------
The company incurred costs in the production and the development of a television series. These costs have been capitalized in accordance with Statement of Financial Accounting Standards No. 53 (SFAS 53). These capitalized costs are amortized using the individual film method forecast method whereby expense is recognized in proportion to the current years revenues based upon management's estimate of future revenues. Revenue and costs forecasts for television series are regularly reviewed by management and revised when warranted by changing market conditions. Amortization expenses have not been recorded since revenues have not been recognized for these periods. Accordingly, these costs will be amortized in related periods with revenues are generated in accordance with SFAS 53.

Videos
------
The company has capitalized costs associated with the production of 12 cooking video's averaging 40 minutes in length and has amortized these costs over a ten year period ,since no revenues could be readily estimated from the use of such videos.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

                             Jane Butel Corporation
                          Notes to Financial Statements
                               September 30, 2002
Note 1 - Summary of Significant Accounting Policies (con't)
----------------------------------------------------------

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation Plans

The Company accounts for all transactions under which employees, officers and directors receive shares of stock or options in the Company in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), under which no compensation cost is recognized. The Company adopted Statements of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," for disclosure purposes, and has adopted the proforma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employee, officers and directors stock plan other than for options issued at an exercise price below market price, to non- employees for consulting services or to debt providers that had stock or options attached.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. The contracts that the Company receives are negotiated under a fixed contract and is usually is a short- term contract ranging from thirty to sixty days. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The Company has adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows. The Company believes that SAB 101 has been followed in the recognition of revenues.

                                 Jane Butel Corporation
                              Notes to Financial Statements
                                   September 30, 2002

Note 1  -  Summary of Significant Accounting Policies (con't
------------------------------------------------------------

Earnings per Common Share
-------------------------

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Segments of an Enterprise and Related Information
-------------------------------------------------

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Goodwill and Other Intangible Assets
------------------------------------
In July 2001, the Financial Accounting Standards Board issued Statements of Financial Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets".

                             Jane Butel Corporation
                          Notes to Financial Statements
                               September 30, 2002

SFAS No. 141 established accounting and reporting standards for business combinations and eliminates the pooling-of-interests method of accounting for combinations for those combinations initiated after July 1, 2001. SFAS No, 141 also includes new criteria to recognize intangible assets separately from goodwill. SFAS No. 142 establishes the accounting and reporting standards from goodwill and intangible lives. Goodwill and intangibles with indefinite lives will no longer be amortized, but, alternatively will be reviewed periodically for indicators of impairment. Separate intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The Company does not anticipate that the adoption of SFAS No. 141 and SFAS No. 142 will have a significant effect on its results of operations or financial position.

Note 2 - Acquisitions
---------------------

On August 26, 2002, the Company entered into a Share Exchange Agreement with Tex-Mex Inc. (Tex-Mex), a New Mexico Corporation whereby the Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of the Company. After the agreement is completed she will own 60% of the Company. The exchange agreement will be accounted for a recapitalization of subsidiary for accounting purposes and the asset and liabilities being recorded at their net equity value.

Pro Forma Summary Data
----------------------

The following proforma summary data for the twelve months June 30, 2002 and 2001 presents the consolidated results of operations as if the acquisition of Tex-Mex made on August 26, 2002 had occurred on July 1, 2001 and 2000. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as July 1, 2001 or 2000 or if results that may occur in the future.



                                                    Year Ended June 30,
                                                   2002              2001
                                           -------------------------------------

Proforma Revenue                                $ 408,383        $ 202,979
Proforma Net Income                                92,381          (12,621)

Proforma net income per share                         Nil              Nil


Note 3  -  Common Stock
-----------------------

The company has a total of 52,500,000 authorized shares with a par value of $.001 per share and with 23,520,750 shares issued and outstanding as of September 30, 2002. The Company has designation 2,500,000 as preferred stock and 50,000,000 as common stock. Both classes of stock have a par value of $.001.

                             Jane Butel Corporation
                          Notes to Financial Statements
                               September 30, 2002


In August of 2002, the Company issued 700,000 shares to various individuals prior to the share exchange agreement. The common shares was valued at $.001 because the Company was inactive and not trading.

On August 26, 2002, the Company entered into a Share Exchange Agreement with Tex-Mex Inc. (Tex-Mex), a New Mexico Corporation whereby the Jane Butel exchanged all of her shares in Tex-Mex Inc. for 13,512,450 shares of the Company. After the agreement is completed she will own 60% of the Company. The shares were record as the equity valued of the assets received in the Company being $119,450.

Note 4  -  Note Payable - Related Parties
-----------------------------------------

The Company entered into a promissory note payable with Jane Butel, individually, on September 30, 2002 in the amount of $257,744. The note matures on July 1, 2007 with accrued interest at the rate of 6.97% in the amount of $12,201 as of September 30, 2002.

Note 5 - Notes Payable
----------------------

The company executed a note payable on February 9, 2001 for one hundred thousand dollars ($100,000) payable to James and Lila Dickey at six percent (6%) per annum. Interest on the note is due in monthly installments and the principal matures on Februrary 10, 2003. The note is secured by receivables from the direct sale of cookbooks, from the TV Series, Jane Butel's Southwestern Kitchen
..

On November 28, 2001 the company entered into a note for $27,000 payable to James Dickey. This note is a demand note. The company agreed to pay $5.00 per cookbook of the Jane Butel's Southwestern Kitchen until the full amount has been paid.

The Company entered in a note with Janet E Freeman Trust in August 2002 in the amount of $25,000. The note carries interest at the rate of 10% and matures in February 2003.

As of September 30, 2002, the company is also indebted to two unrelated individuals for $1,000 and $2,000 respectively.

Note 6  -  Related Parties
--------------------------

There exist related party relationships with Jane Butel in the form of a Note Payable in the amount of $257,744 and principal stockholder and officer.

Also, there exists a related party relationship with Pecos Valley Spice Company in the form of a Note Receivable and sale of spice products to the Company's customers.

                             Jane Butel Corporation
                          Notes to Financial Statements
                               September 30, 2002

Note 7 - Income Taxes
---------------------

Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non- current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 8  -  Leases
-----------------

The Company's subsidiary Tex-Mex entered into a lease agreement with the LaPosada Hotel in Albuquerque, New Mexico for 1,400 square feet office and cooking school space. The lease was originally signed in June 1997 and covered the term from July 1, 1997 to June 30, 2002 at the rate of $1,500 per month. Since the lease has expired, the Company is currently extended the lease on a month to month basis.

Note 9 - Commitment and Contingencies
-------------------------------------

The Company's subsidiary Tex-Mex reached a settlement agreement with Peppercreek Farms Inc. in a court case in Oklahoma City, Oklahoma. The settlement agreement calls for a payment of $13,600 to be paid by January 5, 2003. The Company has not recognized any other commitments or contingencies at this time.

Note 10  -  Subsequent Events
-----------------------------

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.





                             Jane Butel Corporation
                           (formally Earth Labs Inc.)
                  Proforma Condensed Consolidated Balance Sheet
                                   (Unaudited)
                               As of June 30, 2002


A S S E T S
-----------                                       Historical Financial
                                                  Statements
                                                  ----------------------                Pro Forma
                                                                           Pro Forma    Financial
                                                   Jane Butel   Tex-Mex    Adjustments  Statements
                                                   ----------   -------    -----------   ---------
Current Assets
--------------
Cash                                               $     0.00   $       0  $      0.00    $      0
Inventory                                                          23,382                   23,382
Accounts Receivable                                                 8,817                    8,817
Accounts Receivable - Related Party                                12,894                   12,894
                                                                        0                        0
                                                   -----------------------------------------------
                                                                                                 0
        Total Current Assets                       $     0.00   $  45,093  $      0.00      45,093

Fixed Assets
------------
Equipment & Leasehold Improvements                 $     0.00   $ 211,254  $      0.00    $211,254
Less: Allowance for Depreciation                                 (137,437)                (137,437)
                                                   -----------------------------------------------

        Total Fixed Assets                         $     0.00   $  73,817  $      0.00   $  73,817

Other Assets
------------
Television Film Costs                              $     0.00   $ 280,789  $      0.00   $ 280,789
Videos and Website, net                                           186,409                  186,409
                                                                        0                        0
                                                    -----------------------------------------------

                                                   $     0.00   $ 467,198  $         0   $ 467,198

        Total Assets                               $     0.00   $ 586,108  $         0   $ 586,108
                                                    ===============================================





See notes to Proforma Condensed Financial Statements


                                          F-30




                             Jane Butel Corporation
                           (formally Earth Labs Inc.)
                  Proforma Condensed Consolidated Balance Sheet
                                   (Unaudited)
                               As of June 30, 2002


L I A B I L I T I E S A N D S T O C K H O L D E R S' E Q U I T Y
----------------------------------------------------------------

                                                          Historical Financial
                                                              Statements
                                                          -------------------                    Pro Forma
                                                                                 Pro Forma       Financial
                                                          Jane Butel  Tex-Mex   Adjustments     Statements
                                                          ----------  -------   -----------     ----------
Current Liabilities
-------------------
Accounts Payable                                           $         0   $  25,875  $      0     $  25,875
Cash Overdraft                                                               2,690                   2,690
Deferred Income Taxes                                                0       9,801      (105)   B    9,696
Other Current Liabilities                                                   40,594    14,317    A   54,911
Notes Payable, Current Portion                                              30,000                  30,000
Accrued Settlement Expenses                                                 13,600                  13,600
                                                           -----------------------------------------------

        Total Current Liabilities                          $        0    $ 122,560  $ 14,212     $ 136,772

Non-Current Liabilities
-----------------------
Notes Payable - Related Party                              $     0.00    $ 244,098  $   0.00     $ 244,098
Notes Payable                                                              100,000                 100,000
                                                           -----------------------------------------------

                                                           $     0.00    $ 344,098  $   0.00     $ 344,098

Stockholders' Equity
--------------------
Preferred Stock                                                  0.00
Common Stock, (8,308,300 actual shares                          8,308                 14,212 A, B   22,520
    and 23,520,750 pro forma shares)                                0            0         0             0
Additional Paid-In-Capital                                      7,956       69,489   (29,776)   A   47,669
Retained Earnings                                             (16,264)      49,961    15,564    A   49,261
                                                           -----------------------------------------------
                                                           $   (8,308)   $ 119,450  $ (14,212)   $  96,930

            Total Liabilities and Stockholders' Equity     $     0.00    $ 586,108  $        0   $ 586,108
                                                           ===============================================



See notes to Proforma Condensed Financial Statements


                                          F-31




                             Jane Butel Corporation
                           (Formerly Earth Labs Inc.)
             Proforma Consolidated Condensed Statement of Operations
                                   (unaudited)
                 For the Twelve Month Period Ended June 30, 2002




                                                             Historical Financial
                                                                Statements
                                                           -----------------------                   Pro Forma
                                                                                      Pro Forma      Financial
                                                            Jane Butel      Tex-Mex   Adjustments    Statements
Revenue
-------
Revenue                                                    $         0 $    408,383    $     0.00    $  408,383
Other Revenue                                                                     0                           0
                                                           ----------------------------------------  ----------

Total Revenues                                             $         0 $    408,383    $     0.00    $  408,383


Expenses
--------
Cost of Sales                                                                85,161                      85,161
Payroll Expenses                                                             49,043           700  B     49,743
Occupancy Costs                                                              21,697                      21,697
Professional Fees                                                             4,204                       4,204
Interest                                                         0.00        31,836          0.00        31,836
Depreciation & Amortization                                                  36,393                      36,393
Other Expenses                                                                    0        71,365        71,365
                                                           ----------------------------------------  -----------

Total General and Administrative Expenses                  $         0 $    299,699    $      700    $  300,399
                                                           ----------------------------------------  -----------

Net Income from Operations                                                  108,684          (700)   $  107,984

Provision for Income Taxes:
--------------------------
Income Tax Benefit/(Expense)                                                (16,303)          105       (16,198)
                                                           ----------------------------------------  -----------

Net Income (Loss)                                          $         0 $     92,381    $     (595)   $   91,786
                                                           ========================================  ===========


See notes to Proforma Condensed Financial Statements


                                          F-32



                     Jane Butel Corporation and Subsidiaries
                     Notes to Unaudited Pro Forma Condensed
                        Consolidated Financial Statements


The following unaudited pro forma adjustments are included in the accompanying unaudited pro forma condensed consolidated balance sheet at June 30, 2002 to reflect the proposed combination of Jane Butel Corporation, a Florida Corporation and Tex-Mex Inc, a New Mexico corporation.


A - To record the issuance of 13,512,450 common shares pursuant to a share exchange agreement between Jane Butel Corporation (formerly Earth Labs Inc.) and Jane Butel, individually whereby she owns 60% of the outstanding stock of Jane Butel Corporation in exchange the stock in Tex-Mex Inc. Also, to eliminate the shareholder's equity in Tex-Mex Inc.

B - To record the issuance of 700,000 common shares to individuals in exchange for services prior to the share exchange agreement.

PART III

Item 1.  Index to Exhibits.

Exhibit No.        Description

     3.1           Amended and Restated Articles of Incorporation of registrant.

     3.2           By-laws of registrant

   10.1 Share exchange agreement between Jane Butel and Earth Labs, Inc.

   10.2 Indemnification Agreement between Earth Labs, Inc. and certain shareholders.

   10.3            Distribution Agreement with Pecos Valley Spice Co.

















                                       SIGNATURES

In accordance with Section 12, of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             JANE BUTEL CORPORATION

November 7, 2002           //s/ Jane Butel
                           President, Chief Executive
                           Officer and Chief Financial Officer

                                                                     Exhibit 3.1

                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                             JANE BUTEL CORPORATION

                                      * * *

                                    ARTICLE 1
                                      Name
                                      ----
      The name of the corporation is JANE BUTEL CORPORATION.

                                    ARTICLE 2
                                     Purpose
                                     -------
      The purpose or purposes of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the Florida Business Corporation Act.
                                    ARTICLE 3
                                  Capital Stock
                                  -------------
      The total amount of capital stock which this Corporation shall have the authority to issue shall be 50,000,000 shares of Common Stock of the par value of $.001 per share and 5,000,000 shares of Preferred Stock of the par value of $1.00 per share.
      The Preferred Stock may be issued from time to time in series. All Preferred Stock shall be of equal rank and identical, except in respect to the particulars that may be fixed by the Board of Directors. The Board of Directors is authorized to fix, in the manner and to the full extent provided and permitted by law, all provisions of the shares of each series of Preferred Stock including those matters set forth below.

      (1) The distinctive designation of all series and the number of shares that shall constitute those series.
      (2) The annual rate of dividends payable on the shares of all series and the time, conditions and manner of payment.
      (3) The redemption price or prices, if any, for the shares of each, any and all series.
      (4) The amount payable upon shares of each series in the event of voluntary or involuntary liquidation and the relative priority of each series in the event of liquidation.
      (5) The rights, if any, of the holders of shares of each series to convert those shares into Common Stock and the terms and conditions of that conversion.
      (6)   The voting rights, if any, of the holders of shares of each series.

                                        ARTICLE 4

                       Indemnification of Directors, Officers and
                       ------------------------------------------
                            Other Authorized Representatives
                            --------------------------------
1. Indemnification. The Corporation shall indemnify its officers, directors, employees and agents against liabilities, damages, settlements and expenses (including attorneys' fees) incurred in connection with the Corporation's affairs, and shall advance such expenses to any such officers, directors, employees and agents as incurred, to the fullest extent permitted by law.

2. Effect of Modification. Any repeal or modification of any provision of this Article 4 by the shareholders of the Corporation shall not adversely affect any right to indemnification of a Director, officer, employee or agent of the Corporation existing at the time of the such repeal or modification.

3. Liability Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, officer, employee or agent to another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against liability under the provision of this Article 4.

4. No Rights of Subrogation. Indemnification hereunder and under the Bylaws shall be a personal right and the Corporation shall have no liability under this
Article 4 to any insurer or any person, corporation, partnership, association, trust or other entity (other than the heirs, executors or administrators of such person) by reason of subrogation, assignment or succession by any other means to the claim of any person to indemnification hereunder or under the Corporation's Bylaws.
                                    ARTICLE 5
                        Right to Amend or Repeal Article
                        --------------------------------
      The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation or any amendment hereto, in the manner now or hereafter prescribed by statute, and all rights and powers herein conferred on shareholders are granted subject to this reserved power.
                                    ARTICLE 6
                                  Severability
                                  ------------
      In the event any provision (including any provision within a single article, section, paragraph or sentence) of these Articles should be determined by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, the remaining provisions and parts hereof shall not be in any way impaired and shall remain in full force and effect and enforceable to the fullest extent permitted by law.

                                                            Exhibit 3.2
                                     BY-LAWS
                                       OF
                             JANE BUTEL CORPORATION
                             (a Florida corporation)

                                    ARTICLE I

                               STOCK CERTIFICATES
                               ------------------
      1.1 Issuance. Every holder of shares in this corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.
      1.2 Form. Certificates representing shares in this corporation shall be numbered and registered in the order in which they are issued and shall be signed by the president or vice president and secretary or an assistant secretary and may be sealed with the seal of this corporation or facsimiles if the certificate is manually signed on behalf of a transfer agent or registrar, other than the corporation itself or an employee of the corporation. In case any officer who signed or whose facsimile signature has been placed upon such a certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issuance.
      Every certificate representing shares which are restricted as to sale, disposition or other of such shares shall state that such shares are restricted as to transfer and shall set forth or unfairly summarize upon the certificate, or shall state that the corporation will furnish to any shareholder, upon request and without charge, a full statement of such restrictions.
      Each certificate representing shares shall state upon the face thereof: the name of the corporation; that the corporation is organized under the laws of this State; the name of the person or persons to whom it is issued; the number and class of shares, and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate, or statement that the shares are without par value.
      1.3 Transfer of Stock. The stock of the corporation shall be assignable and transferable on the books of the corporation only by the person in whose name it appears on said books, his legal representatives or by his duly authorized agent. In case of transfer by attorney, the power of attorney, duly executed and acknowledged, shall be deposited with the secretary. In all cases of transfer, the former certificate must be surrendered and cancelled before a new certificate is issued.
      1.4 Lost, Stolen or Destroyed Certificates. If a shareholder has claimed to have lost or destroyed a certificate or certificates of stock issued by the corporation, the Board of Directors may direct, at its discretion, a new certificate or certificates issued, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost or destroyed, and upon the deposit of a bond or other indemnity in such amount and with such surety, if any, as the Board may require.

                                   ARTICLE II
                            MEETINGS OF SHAREHOLDERS
                            ------------------------
      2.1 Annual Meeting. The annual meeting of the shareholders of this corporation shall be held sixty (60) days after the receipt of the financial statements of the preceding fiscal year at a place designated by the Board of Directors of the corporation. The annual meeting of the shareholders for any year shall be held no later than thirteen (13) months after the last preceding annual meeting of shareholders. Business transacted at the annual meeting shall include the election of directors of the corporation.
      2.2 Special Meetings. Special meetings of the shareholders shall be held when directed by the president or the Board of Directors or when requested in writing by the holders of not less than ten percent (10%) of the shares entitled to vote at the meeting. A meeting requested by shareholders shall be called for a date not less than ten (10) nor more than sixty (60) days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting shall be issued by the secretary, unless the president or the Board of Directors shall designate another person to do so.
      2.3 Place. Both annual and special meetings of shareholders may be held within or without the State of Florida.
      2.4 Notice. Written notice stating the place, day and hour of the meetin and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the meeting, either personally or by first class mail, by or at the direction of the president, the secretary or the officer or the person calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage there on prepaid.
      2.5 Notice of Adjourned Meeting. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting to which the adjournment is taken, and at the adjournment meeting, any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in this section to each shareholder of record on the new record date entitled to vote at such meeting.
      2.6 Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting.
      In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any determination of shareholders, such date in any case to be not more than sixty (60) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken.
      If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.
      Once a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.
      2.7 Shareholder Quorum and Voting. The majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such items of business by that class or series.
      If a quorum is present, an affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law.
      After a quorum has been established at the shareholders' meetings, the subsequent withdrawal of shareholders, so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.
      2.8 Conduct of Meeting. The meeting of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting, the chairman of the board, if any; the president; a vice president; or, if none of the foregoing is in office, present and acting, by a chairman to be chosen by the shareholders. The secretary of the corporation, or in his absence, an assistant secretary, shall act as secretary of every meeting, but if neither the secretary nor an assistant secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.
      2.9 Voting of Shares. Except as otherwise provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at the meeting of shareholders. Treasury shares, shares of stock of this corporation owned by another corporation (the majority of the voting stock of which is owned or controlled by this corporation), and shares of stock of this corporation held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any such meeting and shall not be counted in determining the total number of outstanding shares at any given time.
      A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney- in-fact.
      At each election for directors, every shareholder entitled to vote at election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.
      Such shareholder shall not have the right to accumulate his votes by giving one candidate as many votes as the number of directors to be elected at that time multiplied by the number of his shares, or by distributing such votes on the same principle among any number of such candidates.
      Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent or proxy designated by the by-laws of the corporate shareholder; or in the absence of any applicable by-laws, by such person as the Board of Directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of th by-laws or other instrument of the corporate shareholder. In the absence of any such designation, or in the case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.
      Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.
      Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be continued in an appropriate order of the court by which such receiver was appointed.
      A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter, the pledgee or his nominee shall be entitled to vote the shares so transferred.
      On and after the date on which written notice of redemption or redeemable shares has been mailed to the holders thereof in a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefore, such shares shall not be entitled to vote on anymatter and shall not be deemed to be outstanding shares.
      2.10 Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting or a shareholder's duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy.
      Every proxy must be signed by the shareholder or his attorney-in-fact.
A signed proxy is presumed valid. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder execut-ing it, except as otherwise provided by law.
      The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or such death is received by the corporate officer responsible for maintaining the list of shareholders.
      If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present, then that one may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.
      If a proxy expressly provides, any proxy holder may appoint in writing a substitute to act in his place.
      2.11 Action by Shareholders Without a Meeting. Any action required by law, these By-laws or the Articles of Incorporation of this corporation, to be taken at any annual or special meeting of shareholders of the corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without vote, if a consent in writing setting forth the action so taken shall be signed by the shareholders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon as a class, such written consent shall be required by the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.
      Within ten (10) days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which the dissenters' rights are provided for by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with the further provisions of law regarding the rights of dissent-ing shareholders.

                                   ARTICLE III

                                    DIRECTORS
                                    ---------
      3.1 Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of the Board of Directors ("Board" or "Board of Directors").
      3.2 Qualification. Directors need not be residents of this state or shareholders of this corporation.
      3.3 Compensation. The Board of Directors shall have the authority to fix the compensation of directors.
      3.4 Duties of Directors. A director shall perform his duties as a director , including his duties as a member of any committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care as an ordinarily prudent person in a like position would use under similar circumstances.
      In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:
            a. One or more officers or employees of the corporation whom the director reasonable believes to be reliable and competent in the matter presented;
            b. Counsel, public accountants or other persons as to matters which the director reasonable believes to be within such person's professional or expert competence; or
            c. A committee of the Board upon which he does not serve, duly designated in accordance with the provisions of the Articles of Incorporation or the By-laws, as to matters within its designated authority, which committee the director reasonable believes to merit competence.
      A director shall not be considered to be acting in good faith if he has knowledge of the matter in question that would cause such reliance described above to be unwarranted.
      A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of this corporation.
      3.5 Number. This corporation shall have a minimum of one (1) director and a maximum of fifteen (15) directors. The number of directors may be increased or decreased from time to time by amendment to these By-laws, but no decrease shall have the effect of shortening the terms of any incumbent director.
      3.6 Election and Term. Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall hold office until the first annual meeting of shareholders, and until a successor shall have been elected and qualified or until his earlier resignation, removal from office or death.
      At the first annual meeting of the shareholders and at each annual meeting thereafter, the shareholders shall elect direc- tors to hold office until the next succeeding annual meeting. Each director shall hold office for the term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.
      3.7 Vacancies. Any vacancies occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of the majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.
      3.8 Removal of Directors. At a meeting of the shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

      3.9 Quorum in Voting. A majority of the number of directors fixed by these By-laws shall constitute a quorum for the transac-tion of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.
      3.10 Board Committees. The Board of Directors may, by resolution adopted by a majority of the Board, designate and appoint one or more of the following committees, which shall be comprised of member so the Board of Directors:
            a. Executive Committee. The Board of Directors may elect from among its members an Executive Committee to whom may be delegated, from time to time and until further order of the Board of Directors, any or all of the powers of said Board in connection with the affairs of the corporation.
            b. Standing and Other Committees. The Board of Directors may appoint standing or such other committees of directors, officers or otherwise as deemed desirable including, but not limited to: (1) Nominating Committee; (2) Finance Committee; (3) Audit Committee; (4) Compensation Committee.
      Standing committees shall have the responsibilities and duties as set forth by the Board and shall have their members appointed by the Board of Directors from within or without its own membership, at any meeting held for that purpose. In every case, standing committees shall be subject to the general supervision of the Board of Directors to whom each of them shall make a report not less often than annually, containing such recommendations as its membership deems necessary, appropriate or desirable. Other committees, temporary or continuing, shall act with respect to such special or general problems as the Board of Directors may, from time to time, determine. Any or all of such other committee or committees may be terminated at any time by the Board of Directors.
      3.11 Place of Meetings. Regular and special meetings by the Board of Directors may be held within or without the State of Florida. Meeting shall be held at such place as shall be fixed by the Board.
      3.12 Time, Notice and Call of Meetings. Regular meetings of the Board of Directors shall be held immediately following the annual shareholders meeting. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director by either personal delivery, facsimile, telegram or cablegram at least two (2) days before the meeting or by notice mailed to the director at least five (5) days before the meeting.
      Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all obligations to the place of the meeting, the time of the meeting or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.
      Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice of waiver of notice of such meeting.
      A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.
      Meetings of the Board of Directors may be called by the chairman of the board, by the president of the corporation or by any one or more directors.
      Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar commun-ications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.
      3.13 Action Without a Meeting. Any action required to be taken at a meeting of the directors of the corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all of the directors or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.

                                   ARTICLE IV

                                 INDEMNIFICATION
                                 ---------------
      Each person who at any time is, or shall have been, a director, officer, employee or agent of the corporation, and is threatened to be or is made a party of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is, or was, a director, officer, employee or agent of the corpo- ration, or served at the request of the corporation as a direc- tor, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding to the full extent allowed under the Florida Statutes and such expenses shall be advanced as incurred upon receipt of an undertaking to repay such amount if such person is found not to be entitled to such indemnification pursuant to such Section. The foregoing right of indemnification shall in no way be exclusive of any other rights or indemnification to which any such director, officer, employee or agent may be entitled under any other bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

                                    ARTICLE V

                                    OFFICERS
                                    --------
      5.1 Officers. The officers of this corporation consist of a president, one or more vice presidents, a secretary and a treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person. The failure to elect a president, vice president, secretary or treasurer shall not affect the existence of this corporation.
     5.2 Duties.The officers of the corporation shall have the following duties:
              a. President. The president shall be the chief execu-tive officer of the corporation, shall have general and active management of business and affairs of the corporation subject to the directions of the Board of Directors, and shall preside at all meetings of the shareholders.
            b. Vice President. The vice presidents shall perform such duties as shall, from time to time, be prescribed by the Board of Directors or the president, and in the absence of the president shall act in the order of their seniority, unless otherwise prescribed by the Board.
            c. Secretary. The secretary shall have custody of, and shall maintain, all of the corporate records except the financial records, shall record the minutes of all meetings of the shareholders and Board of Directors, send out all notices of meetings, and perform such other duties as may be pre-scribed by the Board of Directors or the president.
            d. Treasurer. The treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of the shareholders and whenever else required by the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the president.
      5.3 Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever, in its judgment, the best interests of the corporation will be served thereby.
      Any officer or agent elected by the shareholders may be removed only by vote of the shareholders, unless the shareholders shall have authorized the directors to remove such officer or agent.
      Any vacancy, however occurring, in any office may be filled by the Board of Directors, unless the By-laws shall have expressly reserved such powers to the shareholders.
      Removal of any officer shall by without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create contract rights.
      5.4 Compensation of Officers. The officers shall receive such salary or compensation as may be determined by the Board of Directors.

                                   ARTICLE VI

                                BOOKS AND RECORDS
                                -----------------
      6.1 Books and Records. This corporation shall keep correct and complete books and records of account and shall keep minutes of the proceeding s of its shareholders, Board of Directors and committees of directors.
      This corporation shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all the shareholders and the number, or class and series, if any, of the shares held by each.
      Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.
      6.2 Shareholders' Inspection Rights. Any person who shall have been a holder of record of shares or of voting trust certificates therefore at least six (6) months immediately proceding his demand or shall be the holder of record of, or the holder of record of voting trust certificates for, at least five percent (5%) of the outstanding shares of any class or series of the corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any purposes if relevant, books and records of account, minutes and records of shareholders and to make extracts therefrom.
      6.3 Financial Information. Not later than four (4) months after the close of each fiscal year, this corporation shall prepare a balance sheet showing in reasonable detail the financial conditions of the corporation as the close of its fiscal year, and a profit and loss statement showing the results of the operations of the corporation during its fiscal year.
      Upon written request of any shareholder or holder of voting trust certificates for shares of the corporation, the corporation shall mail to such shareholder or holder of votingtrust certificates a copy of the most recent such filed balance sheet and profit and loss statement.
      The balance sheets and profit and loss statements shall be filed in the registered office of the corporation in this State, shall be kept for at least five (5) years and shall be subject to inspection during the business hours by any shareholder or holder of voting trust certificates, in person or by agent.

                                   ARTICLE VII

                                    DIVIDENDS
                                    ---------
      The Board of Directors of this corporation may, from time to time, declare, and the corporation may pay, dividends on its shares in cash, property or its own shares, except when the corporation is insolvent or when the payment thereof would be contrary to any restrictions contained in the Articles of Incorporation and shall be subject to the provisions of Chapter 607, Florida Statutes.

                                  ARTICLE VIII
CORPORATE SEAL

      The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of this corporation and the year and state of its incorporation.






                                   ARTICLE IX

                                    AMENDMENT
                                    ---------
      These By-Laws may be repealed or amended, and new by-laws may be adopted by either the Board of Directors or the shareholders, but the Board of Directors may not amend or repeal any By-law adopted by the shareholders if the shareholders specifically provide that such By-law is not subject to amendment or repeal by the directors. No such amendment may terminate the right to indemnification and advancement of expenses provided for herein to any person covered at any time by such provisions.

                                                                  Exhibit 10.1
                            SHARE EXCHANGE AGREEMENT

      AGREEMENT, made this ____ day of July, 2002, by and among EARTH LABS, INC., a Florida corporation ("Buyer"), TEX-MEX, INC., a New Mexico corporation (the "Company"), and the persons executing this agreement (referred to collectively as "Shareholders" and individually as "Shareholder") who own 100% of the outstanding shares of the Company.

      WHEREAS, Buyer desires to acquire all of the issued and outstanding shares of common stock of the Company in exchange for 13,512,450 unissued shares of the common stock of Buyer resulting in total of 22,520,750 shares of common stock of Buyer to be outstanding after the transaction herein (the Exchange Offer"); and

      WHEREAS, Shareholders desire to exchange their shares of Company common stock for 13,512,450 shares of Buyer common stock.

      NOW, THEREFORE, in consideration of the mutual promises, covenants, and representations contained herein, the parties hereto agree as follows:

                                    ARTICLE 1
                                    ---------
                             EXCHANGE OF SECURITIES
                             ----------------------
      1.1 Issuance of Shares. Subject to all of the terms and conditions of this Agreement, Buyer agrees to exchange 13,512,450 shares of its Common Stock (the "Buyer Common Stock") in exchange for all of the outstanding Company common (the "Company Common Stock") stock with the holders of such stock as set forth in Exhibit l.l hereto.

      1.2 Exemption from Registration. The parties hereto intend that the Common Stock to be issued by the Company to the Shareholders shall be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), and pursuant to applicable state statutes.

      1.3 Tax Free Exchange. The parties hereto intend that the exchange herein be tax-free pursuant to Section 368 of the Internal Revenue Code of 1986. No revenue ruling or opinion of counsel is being sought in this regard and such tax treatment is not a condition to Closing herein.

                                    ARTICLE 2
                                    ---------
       REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SHAREHOLDERS
       ------------------------------------------------------------------
      The Shareholders hereby represent and warrant to Buyer that:

      2.1 Organization and Business. Company is a corporation duly organized, validly existing, and in good standing under the laws of New Mexico, has all necessary corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business and is in good standing in each of the states where its business requires qualification. The Company conducts the Business set forth in its website: www.eleutel.com.

      2.2 Capital. The authorized capital stock of Company consists of 5,000,000 shares of Common Stock, no par value, of which 200,000 shares are currently issued and outstanding. The shares currently outstanding are owned by the Shareholders of Company as set forth in Exhibit 1.1 hereto. All of the issued and outstanding shares of Company are duly and validly issued, fully paid, and nonassessable. There are no outstanding subscriptions, options, rights, warrants, debentures, instruments, convertible securities, or other agreements or commitments obligating Company to issue or to transfer from treasury any additional shares of its capital stock of any class.

      2.3 Subsidiaries. As of the date of this Agreement, Company does not have any subsidiaries or own any interest in any other enterprise (whether or not such enterprise is a corporation); other than: none. All representations and warranties herein concerning the Company shall also include the Company's subsidiaries.

      2.4 Directors and Officers. Exhibit 2.4 to this Agreement, the text of which is hereby incorporated herein by reference, contains the names and titles of all directors and officers of Company as of the date of this Agreement.

      2.5 Financial Statements. Exhibit 2.5 to this Agreement, the text of which is hereby incorporated herein by reference, includes the financial statements of Company, as of June 30, 2002. The financial statements are true and correct and fairly present the financial position of Company as of the date of the last balance sheet included in the financial statements, and the results of operation for the periods indicated.

      2.6 Absence of Changes. Since the date of the most recent balance sheet included in Exhibit 2.5, there has not been any change in the financial condition or operations of Company, except for changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

      2.7 Absence of Undisclosed Liabilities. Except as set forth on Exhibit 2.7, as of the date of its most recent balance sheet included in Exhibit 2.5, Company did not have any material debt, liability, or obligation of any nature, whether accrued, absolute, contingent or otherwise, and whether due or to become due, that is not reflected in such balance sheet.

      2.8 Tax Returns. Within the times and in the manner prescribed by law, Company and its subsidiaries have filed all federal, state and local tax returns required by law and has paid all taxes, assessments and penalties due and payable. The provisions for taxes, if any, reflected in the latest balance sheet included in Exhibit 2.5 are adequate for any and all federal, state, county and local taxes for the periods ending on the date of the balance sheet and for all prior periods, whether or not disputed. There are no present disputes as to taxes of any nature payable by Company.

      2.9 Investigation of Financial Condition. Without in any manner reducing or otherwise mitigating the representations contained herein, Buyer and/or its attorneys shall have the opportunity to meet with accountants and attorneys to discuss the financial condition of Company. Company shall make available to Buyer and/or its attorneys all books and records of Company. If the transaction contemplated hereby is not completed, all documents received by Buyer and/or its attorneys shall be returned to Company and all information so received shall be treated as confidential. Such investigation shall be completed no later than August 7, 2002.

      2.10 Compliance with Laws. Company has complied with, and is not in violation of, all applicable federal, state or local statutes, laws and regulations (including, without limitation, any applicable building, zoning, environmental or other law, ordinance or regulation and the Federal Food and Drug Administration regulations) affecting its properties, products or the operation of its business, except for matters which would not have a material affect on Company or its properties and operations.

      2.11 Litigation. Company is not a party to any suit, action, arbitration or legal, administrative or other proceeding, or governmental investigation pending or, to the best knowledge of Company, threatened against or affecting Company or its business, assets or financial condition, except for matters which would not have a material affect on Company or its properties. Company is not in default with respect to any order, writ, injunction or decree of any federal, state, local or foreign court, department, agency or instrumentality applicable to it. Company is not engaged in any lawsuits to recover any material amount of monies due to it.

      2.12 Ownership of Shares. The delivery of the Company common stock as contemplated herein will result in Buyer's immediate acquisition of record and beneficial ownership of all of the Company's capital stock, free and clear of all liens and encumbrances. Such shares were duly and validly issued, fully paid and non-assessable.

      2.13 Ability to Carry Out Obligations. The execution and delivery of this Agreement by the Shareholders and the performance by the Shareholders of the obligations hereunder in the time and manner contemplated will not cause, constitute or conflict with or result in (a) any material breach or violation of any of the provisions of or constitute a material default under any license, indenture, mortgage, charter, instrument, articles of incorporation, by-laws, or other agreement or instrument to which Company is a party, or by which it may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would permit any party to any material agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of Company, or (c) an event that would result in the creation or imposition of any material lien, charge, or encumbrance on any asset of Company.

      2.14 Full Disclosure. None of the representations and warranties made by Company herein, or in any exhibit, certificate or memorandum furnished or to be furnished by Company, or on its behalf, contains or will contain any untrue statement of material fact, or omit any material fact the omission of which would be misleading.

      2.15 Indemnification. Shareholders agree to defend and hold Buyer harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorney fees, that it shall incur or suffer, which arise out of, result from or relate to any breach of, or failure by Shareholders to perform any of its respective representations, warranties, covenants and agreements in this Agreement or in any exhibit or other instrument furnished or to be furnished by Shareholders under this Agreement.

ARTICLE 3

                     REPRESENTATIONS AND WARRANTIES OF BUYER
                     ---------------------------------------
      Buyer represents and warrants to Company and the Shareholders that:

      3.1 Organization. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of Florida, has all necessary corporate powers to own properties and to carry on business.

      3.2 Capital. The authorized capital stock of Buyer consists of 50,000,000 shares of $.001 par value Common Stock and 2,500,000 shares of Preferred Stock. As of the Closing there will be 22,520,750 shares of common stock and no shares of preferred stock issued and outstanding, all of which will be duly and validly issued, fully paid and nonassessable. There are no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating Buyer to issue or to transfer from treasury any additional shares of its capital stock of any class.

      3.3 Subsidiaries. Buyer does not have any subsidiaries or own any interest in any other enterprise (whether or not such enterprise is a corporation), other than U'i Hawai'i, Inc., .a Hawaii corporation (the "Subsidiary"), which will be disposed of prior to the Closing herein as required by Section 5.5 herein.

      3.4 Directors and Officers. Exhibit 3.4, annexed hereto and hereby incorporated herein by reference, contains the names and titles of all directors and officers of Buyer as of the date of this Agreement.

      3.5 Financial Statements. Exhibit 3.5, annexed hereto and hereby incorporated herein by reference, consists of the financial statements of Buyer as of December 31, 1997, containing the balance sheet of Buyer and the related statements of income and expense, cash flows and stockholders' equity for the three years then ended. The financial statements have been prepared in accordance with generally accepted accounting principles and practices consistently followed by Buyer throughout the period indicated, and fairly present the financial position of Buyer as of the dates of the balance sheet included in the financial statements, and the results of operations for the period indicated.

      3.6 Absence of Changes. Since the date of the last balance sheet of
Exhibit 3.5, there has not been any change in the financial condition or operations of Buyer, except for changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

      3.7 Absence of Undisclosed Liabilities. As of the date of the last balance sheet of Exhibit 3.5, Buyer did not have any material debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected in last balance sheet. As of the Closing, Buyer will have no liabilities in excess of $1,000 in the aggregate.

      3.8 Tax Returns. Within the times and the manner prescribed by law, Buyer has filed all federal, state and local tax returns required by law and has paid all taxes, assessments and penalties due and payable. There are no present disputes as to taxes of any nature payable by Buyer.

      3.9 Investigation of Financial Condition. Without in any manner reducing or otherwise mitigating the representations contained herein, Shareholder=s shall have the opportunity to meet with Buyer's accountants and attorneys to discuss the financial condition of Buyer. Buyer shall make available to Shareholders all books and records of Buyer. Such investigation shall be completed by August 7, 2002.

      3.10 Compliance with Laws. Buyer has complied with, and is not in violation of, all applicable federal, state or local statutes, laws and regulations (including, without limitation, any applicable building, zoning, environmental or other law, ordinance, or regulation) affecting its properties or the operation of its business.

      3.11 Litigation. Buyer is not a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or governmental investigation pending or, to the best knowledge of Buyer, threatened against or affecting Buyer or its business, assets, or financial condition. Buyer is not in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department agency, or instrumentality.

      3.12 Authority. The Board of Directors of Buyer has authorized the execution of this Agreement and the transactions contemplated herein, and Buyer has full power and authority to execute, deliver and perform this Agreement and this Agreement is the legal, valid and binding obligation of Buyer, is enforceable in accordance with its terms and conditions, except as may be limited by bankruptcy and insolvency laws and by other laws affecting the rights of creditors generally. The approval of Buyer's shareholders is not necessary for this transaction.

      3.13 Ability to Carry Out Obligations. The execution and delivery of this Agreement by Buyer and the performance by Buyer or conflict with or result in
(a) any material breach or violation of any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, certificate of incorporation, bylaw, or other agreement or instrument to which Buyer is a party, or by which it may be bound, nor will any consents or authorizations of any party other than those hereto be required, (b) an event that would permit any party to any material agreement or instrument to terminate it or to accelerate the maturity of any indebtedness or other obligation of Buyer, or (c) an event that would result in the creation or imposition of any material lien, charge, or encumbrance on any asset of Buyer.

      3.14 Validity of Buyer Shares. The shares of Buyer Common Stock to be delivered pursuant to this Agreement, when issued in accordance with the provisions of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

      3.15 Full Disclosure. None of the representations and warranties made by Buyer herein, or in any exhibit, certificate or memorandum furnished or to be furnished by Buyer, or on its behalf, contains or will contain any untrue statement of material fact, or omit any material fact the omission of which would be misleading.

      3.16 Indemnification. Buyer agrees to indemnify, defend and hold Shareholders harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties, and reasonable attorney fees, that they shall incur or suffer, which arise out of, result from or relate to any breach of, or failure by Buyer to perform any of its representations, warranties, covenants or agreements in this Agreement or in any schedule, certificate, exhibit or other instrument furnished or to be furnished by Buyer under this Agreement.

ARTICLE 4

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

      4.1 Share Ownership. The Shareholders hold shares of Company's common stock as set forth in Exhibit 1.1 hereto. Such shares are owned of record and beneficially by each holder thereof, and such shares are not subject to any lien, encumbrance or pledge. Each Shareholder holds authority to exchange such shares pursuant to this Agreement.

      4.2 Investment Intent. Each Shareholder understands and acknowledges that the shares of Buyer Common Stock (the "Buyer Shares") are being offered for exchange in reliance upon the exemption provided in Section 4(2) of the Securities Act of 1933 (the "Securities Act") for nonpublic offerings and the Buyer Shares being received are "restricted securities" as such term in defined in Rule 144 under the Securities Act. Each Shareholder makes the following representations and warranties with the intent that the same may be relied upon in determining the suitability of each Shareholder as a purchaser of securities.

            (a) The Buyer Shares are being acquired solely for the account of each Shareholder, for investment purposes only, and not with a view to, or for sale in connection with, any distribution thereof and with no present intention of distributing or reselling any part of the Buyer Shares.

            (b) Each Shareholder agrees not to dispose of the Buyer Shares or any portion thereof unless and until counsel for Buyer shall have determined that the intended disposition is permissible under Rule 144 of the Securities Act or other exemption from applicable securities laws.

            (c) Each Shareholder acknowledges that Buyer has made all documentation pertaining to all aspects of the Exchange Offer available to him and to his qualified representatives, if any, and has offered such person or persons an opportunity to discuss the Exchange Offer with the officers of Buyer.

      4.3 Indemnification. Each Shareholder recognizes that the offer of the Buyer shares to him is based upon his representations and warranties set forth and contained herein and hereby agrees to indemnify and hold harmless Buyer against all liability, costs or expenses (including reasonable attorney's fees) arising as a result of any misrepresentations made herein by such Shareholder.

      4.4 Legend. Each Shareholder agrees that the certificates evidencing the Buyer Shares acquired pursuant to this Agreement will have a legend placed thereon referring to the terms of this agreement.

                                    ARTICLE 5
                                    ---------
COVENANTS


      5.1 Investigative Rights. From the date of this Agreement until the Closing Date, each party shall provide to the other party, and such other party's counsels, accountants, auditors, and other authorized representatives, full access during normal business hours and upon reasonable advance written notice to all of each party's properties, books, contracts, commitments, and records for the purpose of examining the same. Each party shall furnish the other party with all information concerning each party's affairs as the other party may reasonably request.

      5.2 Conduct of Business. Prior to the Closing, Buyer (except as provided in Section 5.5) and Company shall each conduct its business in the normal course, and shall not sell, pledge, or assign any assets, without the prior written approval of the other party, except in the regular course of business. Neither Buyer or Company shall amend its Articles of Incorporation or Bylaws, declare dividends, redeem or sell stock or other securities, incur additional or newly-funded liabilities, acquire or dispose of fixed assets, change employment terms, enter into any material or long-term contract, guarantee obligations of any third party, settle or discharge any balance sheet receivable for less than its stated amount, pay more on any liability than its stated amount, or enter into any other transaction other than in the regular course of business.

      5.3 Reporting Company Filings. Within 60 days after the Closing the Shareholders shall cause the Buyer to take such actions and undertake such audits as may be necessary or appropriate to file a registration statement with the SEC to enable the Buyer to become a reporting company under Section 12(g) of the Securities Exchange Act of 1934 and will thereafter timely file such reports and take such other actions as may be required under such Act.

      5.4 Issue of Additional Buyer Shares. For the eighteen (18) months following the Closing, the Buyer will not:
            (a) issue any shares of its capital stock other than for valid corporate purposes and for reasonable consideration as determined in good faith by Buyer's Board of Directors; (b) increase its outstanding capital stock by stock dividend, stock split or other similar event; or (c) decrease its outstanding common stock by reverse stock split, combination, reclassification or other similar event. Sales to affiliated investors will be on the same terms as non-affiliated investors.

      5.5 Trading of Shares. As soon as reasonably as possible after the Closing herein, Shareholders shall cause the Buyer to apply for trading of its common stock on the NASD OTC Bulletin Board or NASDAQ Stock Market by providing an appropriate disclosure statement to interested broker/dealers or if the Buyer meets the requirements for listing on the NASDAQ Stock Market, apply for listing on the NASDAQ Stock Market.

      5.6 Prompt registration of Transfer. Buyer shall register transfer of the common stock of Buyer as required by the Uniform Commercial Code within three
(3) business days after receipt of proper documentation for such transfer request. Restricted securities shall be transferred without restrictive legend if supported by an opinion of counsel to the shareholder to which Buyer=s counsel has no reasonable objection.

      5.7 Benefit for all Buyer Shareholders. The provisions of Sections 5.3 through 5.6 of this Article are expressly set forth for the benefit of all shareholders of Buyer and may not be amended or waived. Any shareholder damaged by a violation of these provisions shall have the right to seek an injunction and/or damages for such violation.

      5.8 Change of Name and Domicile. The parties hereby consent to the change of Buyer's name to Jane Butel, Inc. and change of domicile to Wyoming as soon as practicable after the Closing.

ARTICLE 6

CONDITIONS PRECEDENT TO BUYER'S PERFORMANCE


      6.1 Conditions. Buyer's obligations hereunder shall be subject to the satisfaction, at or before the Closing, of all the conditions set forth in this
Article 6. Buyer may waive any or all of these conditions in whole or in part without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by Buyer of any other condition of or any of Buyer's other rights or remedies, at law or in equity, if Shareholders shall be in default of any of their representations, warranties, or covenants under this Agreement.

      6.2 Accuracy of Representations. Except as otherwise permitted by this Agreement, all representations and warranties by Shareholders in this Agreement or in any written statement that shall be delivered to Buyer by Shareholders under this Agreement shall be true and accurate on and as of the Closing Date as though made at that time.

      6.3 Performance. Shareholders shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it, on or before the Closing Date.

      6.4 Absence of Litigation. No action, suit, or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by this Agreement or to its consummation, shall have been instituted or threatened against Company on or before the Closing Date.

      6.5 Acceptance by Company Shareholders. The holders of an aggregate of not less than 100% of the issued and outstanding shares of common stock of Company shall have agreed to exchange their shares for shares of Buyer Common Stock.

      6.6 Certificate. Shareholders shall have delivered to Buyer a certificate, dated the Closing Date, certifying that each of the conditions specified in Sections 6.2 through 6.5 hereof have been fulfilled.

ARTICLE 7

CONDITIONS PRECEDENT TO SHAREHOLDERS' PERFORMANCE


      7.1 Conditions. Shareholders' obligations hereunder shall be subject to the satisfaction, at or before the Closing, of all the conditions set forth in this Article 7. Shareholders may waive any or all of these conditions in whole or in part without prior notice; provided, however, that no such waiver of a condition shall constitute a waiver by Shareholders of any other condition of or any of Shareholders' rights or remedies, at law or in equity, if Buyer shall be in default of any of its representations, warranties, or covenants under this Agreement.

      7.2 Accuracy of Representations. Except as otherwise permitted by this Agreement, all representations and warranties by Buyer in this Agreement or in any written statement that shall be delivered to Shareholders by Buyer under this Agreement shall be true and accurate on and as of the Closing Date as though made at that time.

      7.3 Disposition of Subsidiary. Prior to Closing, Buyer shall dispose of all of its interest in the Subsidiary on terms approved by its Board of Directors. The buyer of the subsidiary shall agree to indemnify the Buyer from and against all liabilities and obligations of the Subsidiary and the Buyer.

      7.4 Performance. Buyer shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it, on or before the Closing Date.

      7.5 Absence of Litigation. No action, suit or proceeding before any court or any governmental body or authority, pertaining to the transaction contemplated by this Agreement or to its consummation, shall have been instituted or threatened against Buyer on or before the Closing Date.

      7.6 Officers' Certificate. Buyer shall have delivered to Shareholders a certificate, dated the Closing Date and signed by the President of Buyer certifying that each of the conditions specified in Sections 7.2 through 7.5 have been fulfilled.

ARTICLE 8

CLOSING


      8.1 Closing. The Closing of this transaction shall be held at the offices of Buyer, or such other place as shall be mutually agreed upon, on such date as shall be mutually agreed upon by the parties. In event the Closing herein has not been completed by August 15, 2002 any party hereto may terminate this agreement and in such event this agreement shall be null and void. At the
Closing:

            (a) Each Shareholder shall present the certificates representing his shares of Company being exchanged to Buyer, and such certificates will be duly endorsed.

            (b) Each Shareholder shall receive a certificate or certificates representing the number of shares of Buyer Common Stock for which the shares of Company common stock shall have been exchanged.

            (c) Buyer shall deliver an officer's certificate, as described in
            Section 7.5 hereof, dated the Closing Date, that all representations, warranties, covenants and conditions set forth in this Agreement on behalf of Buyer are true and correct as of, or have been fully performed and complied with by, the Closing Date.

            (d) Buyer shall deliver a signed consent and/or Minutes of the Directors of Buyer approving this Agreement and each matter to be approved by the Directors of Buyer under this Agreement.

            (e) Shareholders shall deliver a certificate, as described in
            Section 6.6 hereof, dated the Closing Date, that all representations, warranties, covenants and conditions set forth in this Agreement on behalf of Shareholders are true and correct as of, or have been fully performed and complied with by, the Closing Date.

ARTICLE 9

MISCELLANEOUS


      9.1 Captions. The Article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning of any provision of this Agreement.

      9.2 No Oral Change. This Agreement and any provision hereof, may not be waived, changed, modified, or discharged orally, but it can be changed by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. After the Closing, this agreement may be amended only with the approval of 95% of Buyer's issued and outstanding shares of common stock which were issued without violation of this agreement.

      9.3 Non-Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

      9.4 Time of Essence. Time is of the essence of this Agreement and of each and every provision hereof.

      9.5 Entire Agreement. This Agreement contains the entire Agreement and understanding between the parties hereto, supersedes all prior agreements and understandings, and constitutes a complete and exclusive statement of the agreements, responsibilities, representations and warranties of the parties.

      9.6 Choice of Law. This Agreement and its application shall be governed by the laws of the State of Florida.

      9.7 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      9.8 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed as follows:

            Buyer:
            -----




            Shareholders      TEX-MEX, INC.
            and Company:
            -----------



      9.9 Binding Effect. This Agreement shall inure to and be binding upon the heirs, executors, personal representatives, successors and assigns of each of the parties to this Agreement.

      9.10 Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transaction described herein.

      9.11 Announcements. Buyer and Shareholders will consult and cooperate with each other as to the timing and content of any announcements of the transactions contemplated hereby to the general public or to employees, customers or suppliers.

      9.12 Expenses. Each party will pay its own legal, accounting and any other out-of-pocket expenses reasonably incurred in connection with this transaction, whether or not the transaction contemplated hereby is consummated.

      9.13 Survival of Representations and Warranties. The representations, warranties, covenants and agreements of the parties set forth in this Agreement or in any instrument, certificate, opinion, or other writing providing for in it, shall survive the Closing irrespective of any investigation made by or on behalf of any party.

      9.14 Exhibits. As of the execution hereof, the parties hereto have provided each other with the Exhibits provided for hereinabove, including any items referenced therein or required to be attached thereto. Any material changes to the Exhibits shall be immediately disclosed to the other parties.

      9.15 Counsel. Each of the parties acknowledges Joel Bernstein, Esq., P.A. has acted as counsel to Buyer in connection with the transactions contemplated by this Agreement, and that Joel Bernstein, Esq. is a shareholder of Buyer. Each of the parties hereby acknowledge being advised of, consents to, and waives any conflict of interest that may arise by reason of such representation. Each party hereby acknowledges that they have had the opportunity to engage independent counsel and have this Agreement and the transactions contemplated hereby reviewed by counsel of their choosing and have been advised to do so. Following the Closing, Joel Bernstein, Esq., P.A. may continue to serve as counsel to Buyer and any of its affiliates. The parties acknowledge that Joel Bernstein, Esq., P.A. has not been engaged to conduct any due diligence investigation of any party to this Agreement and each party has been advised to conduct such an investigation through its own consultants and advisors.

      9.16 Arbitration of Disputes Any dispute or controversy arising out of or relating to this Agreement, any document or instrument delivered pursuant to, in connection with, or simultaneously with this Agreement, or any breach of this Agreement or any such document or instrument shall be settled by arbitration in accordance with the rules then in effect of the American Arbitration Association or any successor thereto. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitration shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator's decision in any court having jurisdiction. Each party in such arbitration shall pay their respective costs and expenses of such arbitration and all the reasonable attorneys' fees and expenses of their respective counsel.

      AGREED TO AND ACCEPTED as of the date first above written.

EARTH LABS, INC.,                         TEX-MEX, INC., a New Mexico
a Florida corporation                      corporation



By: __________________________            By: ______________
       Jane Butel, President                     Jane Butel, President


THE COMPANY SHAREHOLDERS:



----------------------
JANE BUTEL

EXHIBIT 1.1A

                        Company Shares    Buyer Shares
Shareholder                 Owned         to be Received
-----------             --------------    --------------
Jane Butel



                                           =============
TOTAL                                         13,512,450

                                                                  Exhibit 10.2

August 16, 2002


To:   Tex-Mex, Inc.
      Jane Butel

Re:   INDEMNIFICATION AGREEMENT

The undersigned, shareholders of Earth Labs, Inc., a Florida corporation, to induce you to enter into a Share Exchange Agreement with Earth Labs, Inc.
(the AAgreement@) and to consummate the transactions contemplated therein hereby agree as follows:

1. The undersigned jointly and severally agree to indemnify and hold harmless Jane Butel, Tex-Mex, Inc. and Earth Labs, Inc. from any and all damages, costs, expenses or other liabilities, including reasonable attorneys = fees and costs (including any applicable appeals) arising from the inaccuracy or the breach of any one or more of the representations and warranties of Earth Labs, Inc. set forth in Article 3 of the Agreement.

2. This indemnification agreement shall terminate one (1) year after the closing of the Agreement.

3. This agreement may be executed in counterparts and each of such counterparts will for all purposes be deemed to be an original, and such counterparts will together constitute one and the same agreement.

4. Any counterpart of this agreement may be delivered by facsimile and a signed facsimile copy of this Agreement shall be as valid and enforceable as an original hereof.

5. Any dispute under this Agreement shall be resolved by binding arbitration in accordance with the rules of the American Arbitration Association.


LABARBERA VENTURE CAPITAL                             HEALTH-E, INC.



BY:/s/ C. Rowland Hanson
-----------------------                            By:/s/ J. Scott Briggs
                                                   ---------------------
       C. Rowland Hanson                                  J. Scott Briggs

                                                                    Exhibit 10.3



                        EXCLUSIVE DISTRIBUTION AGREEMENT

This Distribution Agreement (this "Contract") is made effective as of July 15, 2002, by and between Pecos Valley Spice Co. of 400 Gold SW Ste 500, Albuquerque,, New Mexico 87102, and Tex-Mex Inc. of 125 2nd St. NW, Albuquerque,, New Mexico 87102. In this Contract, the party who is contracting to receive services will be referred to as "PVSC," and the party who will be providing the services will be referred to as "Tex- Mex."

1. Description of Services. Beginning on October 5, 2002 Tex-Mex will provide to PVSC the following services (collectively, the "Services"):
        Tex-Mex agrees to purchase from Pecos Valley spice Co. all the products listed on the attached Distributors Price Sheet at the cost so indicated on price sheet, for the term of this agreement.

2. Payment For Services. In exchange for the prodcut Tex-Mex will pay PVSC according to the following schedule:

Tex-Mex will remit to Pecos Valley Spice Co. each month prior to the fifteenth the monies collected by them for product shipped and collected for in the prior month.

3.  TERM.  This Contract will remain in effect for a period of Ten (10) Years.

4. WARRANTY. Tex-Mex shall provide its services and meet its obligations under this Contract in a timely and workmanlike manner, using knowledge and recommend-ations for performing the services which meet generally acceptable standards in Tex-Mex's community and region, and will provide a standard of care equal to, or superior to, care used by service providers similar to Tex-Mex on similar projects.

5. REMEDIES. In addition to any and all other rights a party may have available according to law, if a party defaults by failing to substantially perform any provision, term or condition of this Contract (including without limitation the failure to make a monetary payment when due), the other party may terminate the Contract by providing written notice to the defaulting party. This notice shall describe with sufficient detail the nature of the default. The party receiving such notice shall have 30 days from the effective date of such notice to cure the default(s). Unless waived by a party providing notice, the failure to cure the default(s) within such time period shall result in the automatic termination of this Contract.

6. ENTIRE AGREEMENT. This Contract contains the entire agreement of the parties, and there are no other promises or conditions in any other agreement whether oral or written concerning the subject matter of this Contract. This Contract supersedes any prior written or oral agreements between the parties.

7. SEVERABILITY. If any provision of this Contract will be held to be invalid or unenforceable for any reason, the remaining provisions will continue to be valid and enforceable. If a court finds that any provision of this Contract is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision will be deemed to be written, construed, and enforced as so limited.

8. AMENDMENT. This Contract may be modified or amended in writing, if the writing is signed by the party obligated under the amendment.

9. GOVERNING LAW. This Contract shall be construed in accordance with the law of the State of New Mexico.

10. NOTICE. Any notice or communication required or permitted under this Contract shall be sufficiently given if delivered in person or by certified mail, return receipt requested, to the address set forth in the opening paragraph or to such other address as one party may have furnished to the other in writing.

11. ASSIGNMENT. Neither party may assign or transfer this Contract without the prior written consent of the non-assigning party, which approval shall not be unreasonably withheld.


Service Provider:
Pecos Valley Spice Co.

By:/s/Gordon McMeen
-------------------
Gordon McMeen
Vice President


Service Provider:
Tex-Mex Inc.

Tex-Mex Inc.
By:/s/ Jane Butel
--------------------
Jane Butel
CEO

                                       41